Exhibit 99.167

FIRE & FLOWER HOLDINGS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 9, 2021

AND

MANAGEMENT INFORMATION CIRCULAR

April 30, 2021

FIRE & FLOWER HOLDINGS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) will be held on Wednesday, June 9, 2021 at 9:00 a.m. (Toronto time). To deal with the public health impact of COVID-19, the Corporation is conducting an online only Shareholders’ meeting.

Registered Shareholders (as defined in the accompanying information circular (the “Circular”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/471535935 where they can participate, vote, or submit questions during the Meeting’s live webcast.

The Meeting is being held for the following purposes:

a)	to receive the audited consolidated financial statements of the Corporation as at January 30, 2021 and for the period from February 2, 2020 to January 30, 2021 together with the auditors’ report thereon (the “2021 Financial Statements”);

b)	to fix the number of directors of the Corporation to be elected at the Meeting at seven (7);

c)	to elect the directors of the Corporation for the ensuing year;

d)	to reappoint PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

e)	to consider and, if deemed advisable, pass, with or without amendment, a special resolution, the full text of which is set out in the Circular, approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding common shares (the “Common Shares”) on the basis of a consolidation ratio selected by the Board of up to 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 10 pre-consolidation Common Shares for one (1) post- consolidation Common Share, and (B) such consolidations occur prior to the date that is 12 months following the date of the Meeting;

f)	to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the Corporation’s 2021 option plan (the “Stock Option Plan”) as well as all unallocated options, rights and entitlements thereunder;

g)	to ratify and approve the grant of 4,517,918 Options (as defined in the Stock Option Plan) which have been granted to certain employees, officers and directors of the Corporation and its affiliates under the Stock Option Plan, as more fully described in the Circular

h)	to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the Corporation’s new treasury performance and restricted share unit plan (the “PRSU Plan”) as well as all unallocated awards, rights and entitlements thereunder;

i)	to ratify and approve the grant of 826,978 Restricted Share Units (as defined in the PRSU Plan) which have been granted to certain employees and officers of the Corporation and its affiliates under the PRSU Plan, as more fully described in the Circular; and

j)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

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The Circular provides additional information relating to each of the matters to be addressed at the Meeting (see the section “Particulars of Matters to be Acted Upon at the Meeting” in the Circular). Shareholders are directed to read the Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is April 30, 2021 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Shareholder and you are not able to attend the Meeting online, please carefully follow the instructions on the form of proxy or voting instruction form. Your form of proxy should be sent in sufficient time so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays in the Province of Ontario). Shareholders that hold their Common Shares with a financial intermediary will receive a voting instruction form in order to instruct their intermediary how to vote on their behalf. Only shareholders of record as at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment thereof. The Circular includes important information about the Meeting and the voting process. Please read it carefully and remember to vote.

Particulars of the foregoing matters are set forth in the Circular. For the Meeting, the Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2021 Financial Statements and accompanying management’s discussion and analysis (“MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive a form of proxy or voting instruction form, as the case may be, and a financial statement request form.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon at the Meeting”. The Circular, 2021 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at https://fireandflower.com/investor-relations, for a minimum of one year, and under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. toll free at 1-866-962-0498 within North America or 1-514-982-8716 outside North America to request a paper copy of the Meeting Materials. Non-registered Shareholders may contact Broadridge Investor Communications Corporation toll free at 1-877-907-7643 within North America or 1-905-507-5450 outside North America to request a paper copy of the Meeting materials. In either case, Shareholders will be asked to enter the control number indicated on the voting instruction form or the form of proxy they received to request a paper copy of the Meeting materials.

DATED at Toronto, Ontario this 30th day of April, 2021.

BY ORDER OF THE BOARD

(signed) “Trevor Fencott”
President, Chief Executive Officer and Director

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TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION		1
GENERAL PROXY INFORMATION		2
Solicitation of Proxies		2
Voting at the Meeting		3
Non-registered Shareholders		4
Participating in the Meeting		4
Appointment of Proxyholders		5
Revocation of Proxy		5
Voting of Proxies and Discretion Thereof		5
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF		6
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING		6
1.	Presentation of Financial Statements	6
2.	Fixing Number of Directors	6
3.	Election of Directors	7
4.	Appointment of Auditors	13
5.	Approval of Share Consolidation	13
6.	Approval of the 2021 Share Option Plan	19
7.	Ratification of Grants Under the Stock Option Plan	24
8.	Approval of the Treasury Performance and Restricted Share Unit Plan	25
9.	Ratification of Grants Under the PRSU Plan	29
STATEMENT OF EXECUTIVE COMPENSATION		30
CORPORATE GOVERNANCE		44
AUDIT COMMITTEE		50
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		51
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON		52
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		52
AUDITORS		52
OTHER BUSINESS		52
ADDITIONAL INFORMATION		53

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FIRE & FLOWER HOLDINGS CORP.

(the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this management information circular (the “Information Circular”) is as of April 30, 2021 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation (“Management”) for use at the annual general and special meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) to be held virtually at https://web.lumiagm.com/471535935 on Wednesday, June 9, 2021 at 9:00 a.m. (Toronto time) or any adjournment(s) or postponement(s) thereof for the purposes set out in the notice of Meeting (the “Notice”) accompanying this Information Circular.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Information Circular and the documents incorporated herein and therein by reference, contain forward- looking statements that relate to the Corporation’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words, or phrases such as “may”, “would”, “could”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” “potential” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Corporation has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the potential effects and results of the Share Consolidation (as defined herein), including the potential listing of the Common Shares on the Nasdaq (as defined herein).

The implementation of the Share Consolidation is subject to a number of conditions, including but not limited to, Toronto Stock Exchange (“TSX”) approval and shareholder approval, and subject to the Board’s authority, notwithstanding approval of the Share Consolidation by Shareholders, to determine in its discretion not to proceed with the Share Consolidation, without further approval or action by, or prior notice to, Shareholders. There can be no assurance that the Share Consolidation will be implemented as proposed or at all, or as to the timing thereof, or that the Share Consolidation will result in the contemplated initial post-consolidation share price of the Common Shares.

Forward-looking statements are based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. The forward-looking statements contained herein reflect management’s current expectations and beliefs and are based upon certain assumptions that management believes to be reasonable based on the information currently available to management. Such assumptions include, but are not limited to, assumptions regarding: (a) equity and debt markets continuing to provide access to capital on acceptable terms; (b) general economic trends and conditions; (c) the expected actions of third parties; (d) the Corporation’s future growth prospects and business opportunities; (d) the applicable laws, regulations and any amendments thereof; (e) the Corporation’s ability to comply with applicable governmental regulations and standards; (f) the Corporation’s success in implementing its strategies and achieving its business objectives; and (g) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Corporation’s business, financial position or results of operations.

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Although the Corporation believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Corporation cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors and Shareholders should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under the heading “Risk Factors” in the Corporation’s annual information form for its fifty-two weeks ended January 30, 2021 (the “AIF”). If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. The factors described in detail under “Risk Factors” in the AIF should be considered carefully by readers.

The Corporation’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Information Circular (or as of the date that they are otherwise stated to be made). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to publicly update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada.

All of the forward-looking statements contained in this Information Circular are expressly qualified by the foregoing cautionary statements.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation.

As permitted by Canadian securities regulators, the Corporation will use the notice-and-access procedures for the delivery of the meeting materials to shareholders. These procedures allow issuers to post meeting materials online rather than mailing paper copies to shareholders. Instead of receiving this Information Circular, Shareholders will receive a notice (the “Notice-and-Access Letter”) with instructions on how to access the Information Circular and the other proxy-related materials online. The Notice-and-Access Letter and form of proxy (the “Proxy”) or voting instruction form have been sent to both registered and non- registered Shareholders. This Information Circular and other relevant materials are available on the Corporation’s website at https://fireandflower.com/investor-relations and on SEDAR at www.sedar.com.

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In some instances, the Corporation has distributed copies of the Notice-and-Access-Letter to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (“Non- registered Shareholders”). The Intermediaries are required to forward the Notice-and-Access-Letter to Non-registered Shareholders.

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Voting at the Meeting

A Registered Shareholder (as defined below), or a Non-registered Shareholder who has appointed themselves or a third party proxyholder to represent him, her or it at the Meeting, will appear on a list of Shareholders prepared by Computershare Investor Services Inc. (“Computershare”). Each Registered Shareholder or proxyholder will be required to enter the control number or username provided by Computershare at https://web.lumiagm.com/471535935 (password: “fire2021”) prior to the start of the Meeting to have his, her or its Common Shares voted at the Meeting. In order to vote, Non-registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/FireFlower after submitting their voting instruction form in order to receive a username (please see the information under “Appointment of Proxyholders” below for details).

Registered Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/471535935.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

●	Registered Shareholders – The 15-digit control number located on the Proxy or in the email notification received by such Shareholder is the username and the password is “fire2021”.

●	Duly appointed proxyholders – Computershare will provide the proxyholder with a username after the voting deadline has passed. The password to the Meeting is “fire2021”.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted his, her or its Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, a Shareholder MUST visit http://www.computershare.com/FireFlower by no later than 9:00 a.m. (Toronto time) on June 7, 2021 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting and provide Computershare with the contact information of his, her or its proxyholder, so that Computershare may provide the proxyholder with a username via email.

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It is important to be connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

Non-registered Shareholders

Non-registered Shareholders who have received the Notice-and-Access Letter from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

●	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to Computershare; or

●	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Notice-and-Access Letter and voting instruction form to you directly, the Corporation (and not your Intermediary) has assumed responsibility for executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Corporation will not pay for an Intermediary to deliver the Notice-and-Access Letter and voting instruction forms to objecting beneficial owners (“OBOs”). OBOs have objected to their Intermediary disclosing ownership information about themselves to the Corporation. Accordingly, OBOs will not receive the Meeting Materials unless their Intermediary assumes the costs of delivery.

Participating in the Meeting

The Meeting will be hosted online by way of a live audiocast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting is provided below. The Meeting will begin at 9:00 a.m. (Toronto time) on Wednesday June 9, 2021.

●	Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a control number by Computershare (see details under “Appointment of Proxyholders”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/471535935 prior to the start of the Meeting to login. Click on “I have a control number” and enter your 15-digit control number or username along with the password “fire2021” (case sensitive). Non-Registered Shareholders who have not appointed themselves to vote at the Meeting may login as a guest by clicking on “I am a guest” and completing the online form. Guests will not be able to vote at the Meeting.

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●	United States Non-registered Shareholders: To attend and vote at the Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these Meeting materials, or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or via email at uslegalproxy@computershare.com.

●	Requests for registration must be labeled as “Legal Proxy” and be received no later than 9:00 a.m. (Toronto time) on June 7, 2021. You will receive a confirmation of your registration by email after your registration materials have been received. You may attend the Meeting and vote your Common Shares at https://web.lumiagm.com/471535935 during the Meeting. Please note that you are requested to register your appointment at http://www.computershare.com/FireFlower.

●	Non-registered Shareholders who do not have a 15-digit control number or username will only be able to attend as a guest which allows such persons to listen to the Meeting, however, Non- registered Shareholders will not be able to vote or submit questions.

●	If you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

●	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Appointment of Proxyholders

The persons named in the enclosed Proxy (the “Management Designees”) are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY INSTRUMENT either by striking out the names of the persons designated in the Proxy and by inserting the name of the person or company to be appointed in the space provided in the Proxy or by completing another proper form of proxy.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (if applicable) prior to registering their proxyholder. Registering a proxyholder is an additional step once the Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit http://www.computershare.com/FireFlower no later than 9:00 a.m. (Toronto time) on June 7, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

A Proxy can be submitted to Computershare either in person, or by mail or courier, to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or via the internet at www.investorvote.com. The Proxy must be deposited with Computershare by no later than 9:00 a.m. (Toronto time) on June 7, 2021 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of any adjournment(s) or postponement(s) to the Meeting. If a Shareholder who has submitted a Proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such Shareholder on a ballot will be counted and the submitted Proxy will be disregarded.

Without a control number, proxyholders will not be able to vote at the Meeting.

Revocation of Proxy

A Registered Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the proxy is to be used:

(a)	by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Corporation c/o Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	by delivering written notice of such revocation to the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof;

(c)	by attending the Meeting and voting the Common Shares; or

(d)	in any other manner permitted by law.

Non-registered Shareholders who wish to change their vote must contact their Intermediary to discuss their options well in advance of the Meeting.

If as a Registered Shareholder you are using your control number to log into the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP, AS THE AUDITORS OF THE CORPORATION, FOR THE AUTHORIZATION OF THE BOARD TO FIX AUDITORS’ REMUNERATION AND TERMS OF ENGAGEMENT, FOR THE DIRECTOR FIXING RESOLUTION, FOR THE SHARE CONSOLIDATION RESOLUTION, FOR THE STOCK OPTION PLAN RESOLUTION, FOR THE OPTION GRANT RESOLUTION, FOR THE PRSU PLAN RESOLUTION, AND FOR THE PRSU GRANT RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at April 30, 2021 (the “Record Date”), an aggregate of 333,308,945 Common Shares were issued and outstanding. Each Common Share entitles the holder thereof to notice of and to attend at any meeting of the Shareholders. At each such meeting, holders of Common Shares are entitled to one vote in respect of each Common Share held. Holders of Common Shares are entitled to receive, as and when declared by the board of directors of the Corporation (the “Board”), dividends in cash or property. In the event of liquidation, dissolution or winding-up, whether voluntary or involuntary, or in any other event of distribution of the Corporation’s assets among the Shareholders for the purpose of winding up the affairs of the Corporation, the holders of Common Shares are, subject to the prior rights of the holders of any shares ranking in priority of the Common Shares, entitled to participate ratably along with all other holders of Common Shares.

Only Shareholders of record at the close of business on the Record Date who either attend the Meeting virtually or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of such Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than 10% of the votes entitled to be cast at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person or company is known by the Corporation to beneficially own, or control or direct, directly or indirectly, more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than 2707031 Ontario Inc. (“2707031”) (an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (“ACT”)) which holds an aggregate of 66,328,481 Common Shares representing 19.9% of the issued and outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1. Presentation of Financial Statements

The audited consolidated financial statements of the Corporation as at January 30, 2021 and for the period from February 2, 2020 to January 30, 2021 together with the auditors’ report thereon and the related management’s discussion and analysis (“MD&A”), will be presented to the Shareholders at the Meeting or any adjournment(s) or postponement(s) thereof for their consideration.

2. Fixing Number of Directors

The articles of the Corporation (the “Articles”) provide that the Board shall consist of a minimum of one director and a maximum of 10 directors. Shareholders will be asked to consider, and if thought appropriate, approve an ordinary resolution fixing the number of directors to be elected at the Meeting or any adjournment(s) or postponement(s) thereof at seven directors (the “Director Fixing Resolution”).

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The Management Designees intend to vote IN FAVOUR of the Director Fixing Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the Director Fixing Resolution is as follows:

“BE IT RESOLVED that the number of directors of Fire & Flower Holdings Corp (the “Corporation”) to be elected at the meeting of shareholders of the Corporation held on June 9, 2021 or any adjournment(s) or postponement(s) thereof be fixed at seven.”

The Director Fixing Resolution must be approved by a majority of votes cast thereon at the Meeting or any adjournment(s) or postponement(s) thereof.

3. Election of Directors

The Corporation currently has seven directors, all of which have been nominated for re-election at the Meeting or any adjournment(s) or postponement(s) thereof. The term of each of the Corporation’s present directors expires at the close of the Meeting and unless the director’s office is vacated earlier in accordance with the provisions of the Canada Business Corporations Act (“CBCA”) or removed in accordance with the by-laws of the Corporation, each director elected at the Meeting or any adjournment(s) or postponement(s) thereof will hold office until the conclusion of the next annual meeting of the Shareholders. Where directors fail to be elected at any such meeting of Shareholders, the incumbent directors shall continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the greater of the number (or the minimum number, as the case may be) of directors provided for in the Articles and the number of directors then in office unless the directors or the Shareholders otherwise determine.

Other than pursuant to an amended and restated investor rights agreement (the “IRA”) between 2707031 and the Corporation dated September 16, 2020, none of the proposed nominees for election as a director of the Corporation are proposed for election pursuant to any arrangement or understanding between a proposed nominee and any other person. Pursuant to the terms of the IRA, as of the Record Date, 2707031 is allowed to nominate one director to the Board at the Meeting or any adjournment(s) or postponement(s) thereof. Stéphane Trudel is 2707031’s director nominee.

The Corporation’s by-laws provide for advance notice of nominations of directors (the “Advance Notice Requirement”). Among other things, the Advance Notice Requirement fixes a deadline by which Shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders where directors are to be elected, sets forth the information that a Shareholder must include in the notice to the Corporation for the notice to be valid and establishes additional eligibility requirements for nominated candidates. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Requirement.

In the case of an annual meeting of Shareholders, notice to the Chief Executive Officer of the Corporation must be given not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given not later than the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

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The purpose of the Advance Notice Requirement is to facilitate an orderly and efficient annual and special meeting process, to ensure all Shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, to allow the Corporation and the Shareholders to evaluate nominee’s qualifications and suitability as a director of the Corporation and to allow Shareholders to cast an informed vote.

A copy of the Corporation’s by-laws is available under its profile on SEDAR at www.sedar.com and on its website at https://fireandflower.com/.

Shareholders can vote or withhold from voting on the election of each director on an individual basis. The Board has adopted a policy which requires voting with respect to the election of directors at any meeting of Shareholders to be by individual nominee as opposed to by slate of directors, that is, Shareholders will be asked to vote in favour of, or withhold from voting, separately for each nominee.

On August 7, 2019, the Board adopted a majority voting policy (the “Majority Voting Policy”) stipulating that if the “WITHHOLD” votes in respect of the election of a director nominee at the Meeting or any adjournment(s) or postponement(s) thereof represent more than the “FOR” votes, the nominee will submit his or her resignation to the Board immediately after the Meeting, for the consideration of the Corporate Governance and Compensation Committee of the Board (the “CGC Committee”).

The CGC Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to, among other things, any stated reasons why Shareholders “withheld” from voting for a nominee and the number of “WITHHOLD” votes as compared to the number of “FOR” votes for such nominee. The Board will consider the CGC Committee’s recommendation within 90 days of the Meeting and will accept the director’s resignation absent exceptional circumstances, having regard to all matters it deems relevant, and a news release will be provided to the TSX and promptly issued announcing the Board’s determination in respect thereof. If the Board determines not to accept the resignation, the news release will fully state the reasons for that decision.

A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meetings of the Board or CGC Committee at which such resignation is considered. The Majority Voting Policy does not apply in circumstances involving contested director elections. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting of the Shareholders, fill the vacancy through the appointment of a new director, or call a special meeting of Shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

A copy of the Majority Voting Policy is available on the Corporation’s website at https://fireandflower.com/.

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The Management Designees intend to vote FOR each of the proposed nominees set out herein, unless otherwise instructed on a properly executed and validly deposited proxy.

The names, provinces and countries of residence of each of the persons nominated as directors of the Corporation, their position(s) with the Corporation, the principal occupation for the past five (5) years of each, the period served as director and the number of voting securities of the Corporation beneficially owned, controlled or directed, directly or indirectly by such persons are set forth in the table below:

Name of Proposed Nominee, Province, Country of Residence and Position(s) with the Corporation	Principal Occupation(s) for the Past Five (5) Years	Director of the Corporation Since	Common Shares Owned, Controlled or Directed, Directly or Indirectly(1)
Trevor Fencott Ontario, Canada President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation. President, Chief Executive Officer and Director of Fire & Flower Inc. Chief Legal Officer & Director of Mettrum Health Corp.	February, 2019	14,652,873
Harvey Shapiro Ontario, Canada Executive Chair and Director	Executive Director of the Corporation and Chair of the Board. Executive Director and Director of Fire & Flower Inc. Chairman and Vice-President of Emblem Corp.	February, 2019	14,996,492
Norman Inkster(2)(3) Ontario, Canada Director	Former President of Inkster Incorporated.	February, 2019	121,474
Sharon Ranson(2)(3) Ontario, Canada Director	President and Founder of the Ranson Group Inc.	February, 2019	259,616
Donald Wright Ontario, Canada Lead Independent Director	President and Chief Executive Officer of The Winnington Capital Group Inc.	January, 2018	1,000,000
Avi Grewal Ontario, Canada Director	President, Chief Executive Officer, and Director of Cinaport Capital Inc.	December, 2017	326,299
Stéphane Trudel(2)(3)(4) Quebec, Canada Director	Senior Vice President of Operations for Alimentation Couche-Tard Inc. Vice President of Operations for Alimentation Couche-Tard Inc. Senior Vice President of Growth and Strategy at CST Brands, Inc.	June, 2020	62,400

Notes:

(1)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(2)	Member of the CGC Committee.
(3)	Member of the Corporation’s Audit Committee of the Board (the “Audit Committee”).
(4)	Stéphane Trudel is the nominee of 2707031 pursuant to the IRA.

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The following is a brief profile of each nominee to the Board:

Trevor Fencott

Mr. Fencott is the President and Chief Executive Officer of the Corporation. Mr. Fencott has been an executive in the cannabis industry since 2013 as a co-founder of Mettrum Health Corp. where he also served as its chief legal officer, corporate secretary and director through its go public transaction in September 2014 and its subsequent acquisition by Canopy Growth Corporation in January 2017. Additionally, he is a director of Push Capital Limited, an early-stage venture capital company focusing on the high-growth cannabis and digital technology industries. In addition to experience in the regulated cannabis industry, Mr. Fencott has more than 15 years of experience operating, building and financing businesses in the technology and media sectors. Mr. Fencott serves on the board of PopReach Incorporated, a global mobile applications publisher, he was former President and Executive Director of bitHeads Inc., a software development company based in Ottawa as well as an investor and strategic business consultant to Fuse Powered, a Toronto-based mobile analytics and digital distribution company. Mr. Fencott holds a BA Hons. from Queen’s University and an LLB from the University of Western Ontario, Faculty of Law. He is a member in good standing of the Law Society of Ontario.

Harvey Shapiro

Mr. Shapiro is the Chair of the Board. Mr. Shapiro has been an executive in the cannabis industry since 2014 as a founder, executive officer and director of Emblem Corp. (TSXV: EMC) prior to its acquisition by Aleafia Health Inc. (TSX: ALEF). Prior to Emblem Corp., Mr. Shapiro was the Chief Executive Officer of Dynacare Inc., a TSX listed medical diagnostic services company which was acquired by NYSE-listed Laboratory Corp. of America Holdings for approximately $1 billion in 2002. Mr. Shapiro was a former corporate lawyer, practicing at Goodman & Carr LLP from 1973 to 1987.

Norman Inkster

Mr. Inkster was the 18th Commissioner of the RCMP and is a former President of INTERPOL. Following his career in the RCMP, Mr. Inkster joined KPMG and became the Partner in charge of KPMG Forensic Canada and subsequently the Global Managing Partner KPMG Forensic. Mr. Inkster was appointed Chair of the Advisory Council on National Security by Prime Minister Harper a post he held for four years. Mr. Inkster served as an external advisor to the Departmental Audit Committee of Public Works and Government Services Canada and to Public Safety Canada. Mr. Inkster has served on the boards of several publicly traded companies acting as chair of both audit and governance committees, the most recent being Mettrum Health Corp., which was acquired by Canopy Growth Corporation. Mr. Inkster is currently the Chair of Technical Standards and Safety Authority of Ontario. Mr. Inkster holds a BA (Honours) and an LLD (Honourary) from the University of New Brunswick. He is also an Honourary Chief of the Blackfoot tribe and an Honourary member of the Cree Nation. Mr. Inkster is an Officer of the Order of Canada.

Sharon Ranson

Sharon Ranson is a corporate director and President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms. Ranson also currently serves as a director of Sprott Inc., Dorel Industries, EFH Holdings Inc. and the Toronto Investment Board. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in capital markets where she was a top ranked Financial Services Analyst and a senior Portfolio Manager. Ms. Ranson is an FCPA, FCA and holds the ICD.D designation. She graduated from Queen’s University with a Bachelor of Commerce and holds an MBA from York University.

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Donald Wright

Mr. Wright’s career in the financial industry has spanned over 40 years. He has held a number of leadership positions, including President of Merrill Lynch Canada (1990 to 1994), Executive Vice President, director and member of the executive committee of Burns Fry Ltd. (1994), Chairman and Chief Executive Officer of TD Securities Inc. and Deputy Chairman of TD Bank Financial Group (2002). Mr. Wright retired from TD Bank in November 2002. Since his retirement, he has been an active investor in both the private and public equity markets and has been involved in financing small and medium cap companies with an emphasis in oil and gas, resources and technology and cannabis industries.

Mr. Wright has been serving as President and Chief Executive Officer of The Winnington Capital Group Inc., based in Toronto from October 2005, and Chairman of Metrolinx from August 2018. Mr. Wright currently serves as Chairman and/or a director of the following TSX or TSX Venture Exchange (“TSXV”) listed companies: WildBrain Ltd. (formerly DHX Media Ltd.) (chair, from May 2006), Richards Packaging Income Fund (chair, from April 2004), RF Capital Inc. (formerly GMP Capital Inc.) (chair, from May 2009) and Cinaport Acquisition Corp. III.

Avi Grewal

Mr. Avi Grewal previously served as the Chief Executive Officer and a director of the Corporation (then “Cinaport Acquisition Corp. II”), prior to the completion of the qualifying transaction with Fire & Flower Inc (the “Qualifying Transaction”). Mr. Grewal is one of the founding members of the Cinaport Group of Companies. From May 2009, Mr. Grewal has been a director, President and Chief Executive Officer of Cinaport Capital Inc., a registered Investment Fund Manager, Portfolio Manager and Exempt Market Dealer based in Toronto and the fund manager of Cinaport China Opportunity Fund LP. Mr. Grewal also served as a director, President and Chief Executive Office of Cinaport Financial Services Inc., a financial consulting and investors relations company from June 2010 to December 2011. In addition, Mr. Grewal currently serves as a director, President and Chief Executive Officer of each of the following companies: Cinaport China Opportunity Fund GP Inc., the general partner of Cinaport China Opportunity Fund GP LP, the general partner of Cinaport China Opportunity Fund LP (from May 2010); Cinaport Inc., the parent company of the aforementioned companies (from January 2010); and Cinaport Acquisition Corp. III, a TSXV listed CPC (from July 2018). Mr. Grewal also served as President and Chief Executive Officer of Fralex Therapeutics Inc., a TSX listed medical technology company (March 2005 to June 2009) and Atwell Capital Inc., a NEX listed holding and investment company (March 2009 to September 2010). Mr. Grewal led Fralex Therapeutics Inc. from start-up and its first private financing to an Initial Public Offering and listing of the shares of the company on the TSX. Mr. Grewal co-founded Novadaq Technologies Inc., a medical technology company in 2000 and acted as Chief Financial Officer of the company from April 2000 to February 2004.

Stéphane Trudel

Mr. Trudel has been serving as Senior Vice President of Operations for ACT since January 2018, leading ACT’s operations in Canada as well as its exploration and investment in the cannabis industry. Prior to that role, Mr. Trudel was Vice President of Operations of ACT since June 2017. His previous roles have also included serving as Senior Vice President of Growth and Strategy at CST Brands, Inc. (“CST”), an international convenience retailer acquired by ACT in 2017. Before joining CST, Mr. Trudel was employed by Valero Energy Corporation for 20 years, holding several managerial positions during that timeframe. He earned a bachelor’s degree in business administration, with a specialty in information and system management, as well as an Executive MBA, both from Sherbrooke University. Mr. Trudel currently sits on the board of directors of the Canadian Independent Petroleum Marketers Association and of the Convenience Industry Council of Canada where he is also part of the Executive Committee.

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Cease Trade Orders

Except as set forth below, no proposed director of the Corporation is, as of the date of this Information Circular, or has been, within 10 years before the date hereof, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Corporation) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemptions under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, that was issued: (a) while that person was acting in such capacity; or (b) after that person ceased to act in such capacity but which resulted from an event that occurred while that person was acting in such capacity.

Donald Wright was Chairman of Jaguar Resources Inc. (“Jaguar”), a TSX listed issuer, when a cease trade order was issued by each of the Alberta Securities Commission (the “ASC”) and the British Columbia Commission (the “BCSC”) on May 6 and May 8, 2015, respectively, for Jaguar’s failure to file its annual audited financial statements, annual MD&A and certification of the annual filings for the fiscal year ended December 31, 2014. While subject to the cease trade order, Jaguar issued, in contravention of the cease trade order, promissory notes in the aggregate amount of $187,873.71 to certain investors familiar with Jaguar’s business for the purpose of providing Jaguar with working capital to complete the prescribed regulatory filings and seek revocation of the cease trade order. Following the contravention, Jaguar and each of its Chief Executive Officer, Chief Financial Officer and directors provided undertakings to the Executive Director of the ASC in respect of the contravention. The ASC and the BCSC revoked the cease trade orders on May 15, 2016.

Bankruptcies

Except as set forth below, no proposed director of the Corporation is, as of the date of this Information Circular, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”), a TSX listed issuer, when Tuscany announced on February 2, 2014 that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd., commenced proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the US Code. Mr. Wright resigned from Tuscany in February 2014.

No proposed director of the Corporation has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

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Penalties or Sanctions

No proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4. Appointment of Auditors

Management proposes that PricewaterhouseCoopers LLP (“PwC”) be reappointed as the auditors of the Corporation to hold office until the next annual general meeting of the Shareholders or until its successor is appointed, and to authorize the Board to fix their remuneration and terms of engagement. PwC have been the auditors of the Corporation since July 25, 2019.

The Management Designees intend to vote FOR the reappointment of PwC as auditors of the Corporation, and to authorize the Board to fix their remuneration and terms of engagement, unless otherwise instructed on a properly executed and validly deposited proxy.

5. Approval of Share Consolidation

At the Meeting or any adjournment(s) or postponement(s) thereof, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Share Consolidation Resolution”) authorizing the Board to elect, in its discretion, to direct the Corporation to file one or more articles of amendment (collectively, the “Articles of Amendment”) to amend the Corporation’s articles in order to effect one or more consolidations (or reverse splits) of the issued Common Shares into a lesser number of issued Common Shares (each, a “consolidation” and, collectively, the “Share Consolidation”). The Share Consolidation Resolution will authorize the Board to:

●	select a Share Consolidation ratio of up to 10 pre-consolidation Common Shares for one (1) post- consolidation Common Share, provided that, (A) the cumulative effect of the Share Consolidation shall not result in a consolidation ratio that exceeds 10 pre-Share Consolidation Common Shares for one (1) post-Share Consolidation Common Share, and (B) such Share Consolidation occurs prior to the date that is 12 months following the date of the Meeting; and

●	file the Articles of Amendment to give effect to the Share Consolidation at the selected consolidation ratio(s).

Background to and Reasons for the Share Consolidation

The Board believes that it is in the best interests of the Corporation to provide the Board with the flexibility to elect to reduce the number of outstanding Common Shares by way of the Share Consolidation. Some of the potential benefits of the Share Consolidation include:

●	Potential Nasdaq Listing. The Corporation has submitted an application to list its Common Shares on the Nasdaq Stock Market (the “Nasdaq”). Although the Corporation’s listing application is still subject to Nasdaq approval and the satisfaction of all applicable listing and regulatory requirements, the higher anticipated price of the post-consolidation Common Shares may help make the Corporation eligible for such a listing.

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●	Increased Investor Interest. The current share structure of the Corporation may make it more difficult for the Corporation to attract additional equity financing that may be required or desirable to maintain the existing business of the Corporation or to further develop its operations. The Share Consolidation may have the effect of raising, on a proportionate basis, the price of the Common Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.

●	Reduced Volatility. The higher anticipated price of the post-consolidation Common Shares may result in less volatility as a result of small changes in the share price of the Common Shares. For example, a nominal price movement will result in a less significant change (in percentage terms) in the market capitalization of the Corporation.

The Corporation believes that providing the Board with the authority to select within a range of Share Consolidation ratios and to effect the Share Consolidation in one or more consolidations provides the flexibility to implement the Share Consolidation in a manner intended to maximize the anticipated benefits of the Share Consolidation for the Corporation and the Shareholders.

The Share Consolidation is subject to certain conditions, including the approval of the Shareholders and acceptance by the TSX. If the requisite approvals are obtained and the Board elects to proceed with the Share Consolidation, the Share Consolidation will take place at a time to be determined by the Board through one or more consolidations, subject to the CBCA. No further action on the part of Shareholders would be required in order for the Board to implement the Share Consolidation. Shareholders will be notified and registered Shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with each consolidation. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Share Consolidation, the Corporation will file articles of amendment with the director under the CBCA to amend the Corporation’s articles. A particular consolidation will become effective on the date shown in the certificate of amendment issued by the director under the CBCA in connection with such consolidation or such other date indicated in the articles of amendment.

Share Consolidation Resolution

At the Meeting or any adjournment(s) or postponement(s) thereof, Shareholders will be asked to consider and, if deemed advisable, approve the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file the Articles of Amendment giving effect to the Share Consolidation. The Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (662/3%) of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting. The full text of the Share Consolidation Resolution is as follows:

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“BE IT RESOLVED, as a special resolution of the shareholders of Fire & Flower Holdings Corp. (the “Corporation”), that:

1.	the Articles of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation (the “Common Shares”) by consolidating the issued and outstanding Common Shares on the basis of a ratio to be selected by the board of directors of the Corporation (the “Board”), in its sole discretion, of up to 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Share Consolidation”), with such Share Consolidation to be effected through one or more consolidations, in the sole discretion of the Board, provided, (A) that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 10 pre-Share Consolidation Common Shares for one (1) post- Share Consolidation Common Share, and (B) such Share Consolidation occurs prior to the date that is 12 months following the date of this resolution, with such amendment(s) to become effective at a date or dates in the future to be determined by the Board in its sole discretion if and when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, all as more fully described in the management information circular of the Corporation dated April 30, 2021 (the “Circular”), and subject to all necessary stock exchange approvals;

2.	the amendment(s) to the Articles of the Corporation giving effect to the Share Consolidation will provide that no fractional Common Share will be issued but the number of Common Shares to be received by a Shareholder shall be rounded down to the nearest whole Common Share in the event that such Shareholder would otherwise be entitled to a receive fractional Common Share;

3.	any director or officer of the Corporation, and each of them, is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Canada Business Corporations Act and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.	notwithstanding that this special resolution has been duly passed by the holders of the Common Shares, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares; and

5.	any one director or officer of the Corporation, and each of them, is hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

To be effective, the Share Consolidation Resolution must be approved by special resolution, being the affirmative vote of at least two-thirds (662/3%) of the votes cast with respect to the Share Consolidation Resolution by Shareholders present in person or represented by proxy at the Meeting.

The Board unanimously recommends a vote for the Share Consolidation Resolution. In the absence of instructions to the contrary, the Common Shares represented by proxies in favour of Management Designees will be voted FOR the Share Consolidation Resolution.

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Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. At the close of business on the date immediately prior to the Record Date, there were 333,308,945 Common Shares issued and outstanding. For illustrative purposes only, the following table sets forth, based on the number of Common Shares issued and outstanding as of the Record Date, the number of Common Shares that would be issued and outstanding (disregarding any resulting fractional Common Shares and subject to any issuances occurring after the Record Date) following the implementation of the Share Consolidation, at various consolidation ratios:

Share Consolidation Ratio	Common Shares Outstanding
2 pre-consolidation Common Shares for one (1) post-consolidation Common Share	166,654,472
5 pre-consolidation Common Shares for one (1) post-consolidation Common Share	66,661,789
10 pre-consolidation Common Shares for one (1) post-consolidation Common Share	33,330,894

The Corporation does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

The Share Consolidation may be completed via one or more consolidations, through the filing of Articles of Amendment, provided that that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 10 pre-Share Consolidation Common Shares for one (1) post-Share Consolidation Common Share. For example, if the Board elected to effect the Share Consolidation via two separate consolidations and the first consolidation was completed on the basis of two (2) pre-consolidation Common Shares for one (1) post-consolidation Common Share, the maximum consolidation ratio the Board would be authorized to select for the second consolidation would be five (5) pre-consolidation Common Shares per one (1) post-consolidation Common Share.

The Share Consolidation will not affect the listing of the Common Shares on the TSX. Following the Share Consolidation, it is expected that the Common Shares will continue to be listed on the TSX under the symbol “FAF”. Following each consolidation the Common Shares will be assigned new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of any consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of such consolidation. The number of registered Shareholders is not expected to be affected by any consolidation (except to the extent resulting from the elimination of post- consolidation fractional shares). For example, if the selected consolidation ratio for a particular consolidation is 10 pre-consolidation Common Shares per one (1) post-consolidation Common Share a Shareholder that holds less than 10 pre-consolidation Common Shares may cease to hold any Common Shares following such consolidation.

The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Corporation, including outstanding stock options, will be adjusted in accordance with their respective terms on the same basis as any consolidation.

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Effect on Beneficial Shareholders

Beneficial Shareholders (i.e. non-registered Shareholders) holding Common Shares through an Intermediary should be aware that the Intermediary may have different procedures for processing a consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an Intermediary and they have questions in this regard, they are encouraged to contact their Intermediary.

Effect of the Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any of the Corporation’s outstanding convertible securities, including under outstanding stock options, warrants, rights, convertible debentures and any other similar securities will be proportionately adjusted upon the implementation of any consolidation, in accordance with the terms of such securities, based on the Share Consolidation ratio.

Effect on Share Certificates

If the Share Consolidation is approved by Shareholders and subsequently implemented through one or more consolidations, in connection with each consolidation, those registered Shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing pre-consolidation Common Shares for share certificates representing post-consolidation Common Shares following each consolidation or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of post-consolidation Common Shares they hold following each consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented through one or more consolidations, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal in connection with each consolidation. Each registered Shareholder must complete and sign a letter of transmittal after the applicable consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s pre-consolidation Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-consolidation Common Shares to which the registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation Common Shares the registered Shareholder holds following the applicable consolidation. Beneficial Shareholders (i.e. non-registered Shareholders) who hold their Common Shares through Intermediaries and who have questions regarding how the Share Consolidation will be processed should contact their Intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

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Until surrendered to the transfer agent, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares to which the registered Shareholder is entitled as a result of the applicable consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their share certificate(s) for exchange, registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the applicable consolidation.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued in connection with any consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of a consolidation, such fraction will be rounded down to the nearest whole number.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to any proposed consolidation.

Accounting Consequences

If the Share Consolidation is implemented through one or more consolidations, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the applicable consolidation took effect would be recast to give retroactive effect to such consolidations.

TSX Approval

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the TSX, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of the TSX’s applicable continued listing requirements. If the TSX does not accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.

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Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

The market price of the Common Shares immediately following the implementation of any consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of such consolidation multiplied by the applicable consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of any consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of any consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of any consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented through one or more consolidations and the market price of the Common Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if any such consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation may be lower than they were before the consolidation took effect. The reduced number of Common Shares that would be outstanding after any consolidation is implemented could adversely affect the liquidity of the Common Shares.

Any consolidation may result in some Shareholders owning “odd lots” of fewer than 10 Common Shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 10 Common Shares.

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

6. Approval of the 2021 Share Option Plan

On April 26, 2021, the Board approved the Corporation’s 2021 Share Option Plan (the “Stock Option Plan”). At the Meeting or any adjournment(s) or postponement(s) thereof, Shareholders will be asked to consider and, if thought advisable, to approve a resolution (the “Stock Option Plan Resolution”) approving, the Stock Option Plan as well as all unallocated incentive stock options (“Options”), rights and entitlements thereunder.

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The Corporation graduated from the TSXV to the TSX on August 7, 2019, and on that date, the Common Shares began trading on the TSX. In connection with the listing on the TSX, on October 15, 2019, the Board approved the Corporation’s amended and restated stock option plan (the “Current Plan), which was later ratified by the Shareholders on November 19, 2019. The Current Plan amended and restated the Corporation’s then existing stock option plan (which came into effect on February 13, 2019 upon completion of the Qualifying Transaction (the “Initial Plan”) which superseded the stock option plan of the Corporation which was in effect prior to the completion of the Qualifying Transaction (the “CPC Plan”).

Description of Stock Option Plan

The following is a summary of certain provisions of the Stock Option Plan as well as all unallocated incentive Options, rights and entitlements thereunder.

Under the Stock Option Plan, any bona fide Director, Officer, Employee, Management Company Employee, Consultant or Company Consultant (as such terms are defined in the Stock Option Plan and each, a “Service Provider”), including a company, 100% of the share capital of which is beneficially owned by one or more Service Providers, is eligible to receive Options under the Stock Option Plan. Any consultant to be granted Options must be engaged by the Corporation (or a subsidiary) to provide services to the Corporation (or a subsidiary) for an initial, renewable or extended period of twelve (12) months or more.

The aggregate number of Common Shares from treasury that may be granted under the Stock Option Plan and under all other Share Compensation Arrangement (as defined in the Stock Option Plan) shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant. In the event an Option granted under the Stock Option Plan expires unexercised or is terminated by reason of dismissal of the Option recipient (the “Optionee”) for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Common Shares that were issuable thereunder will again be eligible for grant under the Stock Option Plan.

Subject to obtaining Disinterested Shareholder Approval (as defined in the Stock Option Plan), the maximum number of Options which may be (a) issued to Insiders (as defined in the policies of the TSX, such other exchange on which the Common Shares are listed or securities laws applicable to the Corporation) of the Corporation within any one (1) year period; and (b) issuable to Insiders at any time, under the Stock Option Plan, or when combined with all other previous Share Compensation Arrangements, cannot exceed 10% of the listed number of issued and outstanding Common Shares of the Corporation.

In the absence of a vesting schedule to be determined by the Board, the Stock Option Plan contemplates a vesting schedule of three years whereby 1/3 of the Options shall vest on the date that is one (1) year from the date of grant (the “Effective Date”) and 1/36 each month thereafter.

The exercise price of Options (the “Exercise Price”) issued may not be less than the Market Price (as defined in the Stock Option Plan) at the time such Option is granted. An Optionee who wishes to exercise his, her or its Options may do so by delivering (a) a written notice to the Corporation specifying the number of Common Shares being acquired pursuant to the Option (the “Optioned Shares”); and (b) a certified cheque, wire transfer or bank draft payable to the Corporation for the aggregate Exercise Price for the Optioned Shares being acquired, plus any required withholding tax amount subject to the Stock Option Plan.

An Option can be exercisable for a maximum of ten (10) years from the Effective Date, following which, if not exercised, such Option shall automatically terminate.

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All Options granted pursuant to the Stock Option Plan will be subject to such vesting requirements as may be prescribed by the stock exchange on which the Corporations’ securities are listed (the “Stock Exchange”), if applicable, or as may be imposed by the Board.

Options may be exercised after the Service Provider has left his/her employ/office or has been advised by the Corporation that his/her services are no longer required or his/her service contract has expired, until the term applicable to such Options expires, except:

(a)	any vested Option held by an Optionee at the date of their death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one (1) year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b)	an Option granted to any Service Provider will expire 90 days (or such other time as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option) after the date the Optionee ceases to be employed by or provide services to the Corporation (as further detailed in the Stock Option Plan), and, subject to any acceleration of vesting agreed to by the Board and the Optionee, only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Corporation; and

(c)	in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Subject to the death of an Optionee and the discretion of the Board, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

The Stock Option Plan contains provisions for the treatment of Options in relation to capital changes and with regard to a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Corporation, a consolidation, arrangement, merger or amalgamation of the Corporation with or into any other company or a sale of the property of the Corporation as or substantially as an entirety at any time while an Option is in effect. The number of Common Shares subject to an Option will be subject to adjustment in the events described in the Stock Option Plan, including a capital reorganization, reclassification or change of outstanding equity shares, consolidation, arrangement, merger, or amalgamation.

If an Optionee is advised by the Corporation that his/her services are no longer required (unless such Service Provider is dismissed from employment or service for cause) or the Service Provider resigns his or her employment for Good Reason, on or within one (1) year of a Change of Control (as such terms are defined in the Stock Option Plan), all of his or her Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control.

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Subject to the requirements of the Stock Exchange and the prior receipt of any necessary regulatory approvals, the Board may in its absolute discretion, amend or modify the Stock Option Plan or any Option granted as follows:

(a)	make amendments which are of a typographical, grammatical or clerical nature only;

(b)	change the vesting provisions of an Option granted, subject to prior written approval of the Stock Exchange, if applicable;

(c)	change the termination provision of an Option granted which does not entail an extension beyond the original expiry date of such Option;

(d)	make amendments necessary as a result in changes in securities laws applicable to the Corporation;

(e)	make such amendments as may be required by applicable law;

(f)	reduce the Exercise Price of an Option that does not benefit an Insider;

(g)	extend the term of an Option that does not benefit an Insider; and

(h)	subject to any necessary approvals from the Stock Exchange and any other regulatory authority that has lawful jurisdiction over the Stock Option Plan and any Options, amend, suspend, terminate or discontinue the Stock Option Plan or any grant of Options, or revoke or alter any action taken in connection therewith, provided that no amendment, suspension, termination or discontinuance of the Plan or any grant of Options made pursuant to the Plan may be made without the consent of an Optionee if it materially and adversely alters or impairs the rights of the Optionee or increases an Optionee’s obligations in respect of any Options previously granted to such Optionee under the Stock Option Plan, except that the consent of the Optionee is not required where the amendment is required for purposes of compliance with applicable law.

The information related to the Stock Option Plan in this Information Circular is intended as a summary only and is qualified in its entirety by reference to the Stock Option Plan, which is attached as Schedule “A” hereto.

As of the date of this Information Circular, Options are outstanding to acquire 19,000,698 Common Shares, representing approximately 5.70% of the 333,308,945 currently issued and outstanding Common Shares. As of the date of this Information Circular (subject to TSX filings) there are 13,503,220 Options available for grant under the Stock Option Plan, representing approximately 4.05% of the currently issued and outstanding Common Shares (when considering the PRSU Grants (as defined herein)).

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as of January 30, 2021 with respect to the Corporation’s equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	14,695,199(1) (approximately 6.33% of the issued and outstanding Common Shares as of January 30, 2021)	$0.88	8,516,219 (approximately 3.67% of the issued and outstanding Common Shares as of January 30, 2021)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	14,695,199 (1) (approximately 6.33% of the issued and outstanding Common Shares as of January 30, 2021)	$0.88	8,516,219 (approximately 3.67% of the issued and outstanding Common Shares as of January 30, 2021)

Note:

(1)	Based on the maximum number of Common Shares available for issuance under the Current Plan, being 23,211,418 Common Shares, or 10% of the 232,114,180 issued and outstanding Common Shares as of January 30, 2021.

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Annual Burn Rate under the Stock Option Plan

The following table sets forth the annual burn rate, calculated in accordance with the TSX Company Manual (the “Company Manual”), in respect of each of the equity compensation plans for each of the three most recently completed years:

	January 30, 2021	February 1, 2020	February 2, 2019
CPC Plan(2)	N/A	0%	100%
Initial Plan(3)	N/A	5%	N/A
Current Plan	3%	2%	N/A

Notes:

(1)	The annual burn rate is calculated as follows and expressed as a percentage: (a) number of options granted under the specified plan(s) during the applicable fiscal year; divided by (b) the weighted average number of securities outstanding for the applicable fiscal year.
(2)	The CPC Plan was superseded by the Initial Plan during the 52 week period ended February 1, 2020. See “Description of the Stock Option Plan”.
(3)	The Initial Plan was superseded by the Current Plan during the 52 week period ended January 30, 2021. See “Description of the Stock Option Plan”.

The Management Designees intend to vote FOR the Stock Option Plan Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the Stock Option Plan Resolution is as follows:

“BE IT RESOLVED THAT:

1.	the 2021 Share Option Plan (the “Stock Option Plan”) of Fire & Flower Holdings Corp. (the “Corporation”), substantially in the form as set forth in Schedule “A” to the management information circular of the Corporation dated April 30, 2021 (the “Information Circular”), is hereby approved;

2.	the Corporation shall have the ability to continue granting stock options (each an “Option”) under the Stock Option Plan until June 9, 2024, which is three (3) years from the date of the Meeting (as defined in the Information Circular) or any adjournment(s) or postponement(s) thereof at which shareholder approval is being sought;

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3.	the unallocated Options, rights or other entitlements with respect to treasury issuances under the Stock Option Plan are hereby approved;

4.	the board of directors of the Corporation (the “Board”) is hereby authorized to make such amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders;

5.	notwithstanding the passing of the foregoing resolution, the Board may, without further notice or approval of the shareholders of the Corporation, revoke this resolution, in whole or in part, at any time prior to the Stock Option Plan becoming effective, without further action by the shareholders; and

6.	any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange or any other stock exchange on which the Corporation lists any of its shares, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

The Stock Option Plan Resolution must be approved by a majority of the votes cast thereon at the Meeting or any adjournment(s) or postponement(s) thereof. If the Stock Option Plan is not approved, the Corporation will have to consider other methods of compensating and providing incentives to directors, officers, employees and consultants.

7. Ratification of Grants Under the Stock Option Plan

To meet the objectives of the Stock Option Plan, on April 26, 2021, the Board granted an aggregate of 4,517,918 Options (the “Options Grants”) all of which have an exercise price of $1.04 and an expiry date of April 26, 2027. Of the Option Grants: (a) 1,471,287 Options were granted to insiders of the Corporation; and (b) 3,046,631 Options were granted to Service Providers who are not insiders of the Corporation. An aggregate of 870,000 such Options (350,000 to insiders and 520,000 to Services Providers who are not insiders) were granted in connection with the proposed amendment of certain outstanding Options granted under the Current Plan, whereby the vesting of such Options is conditional on the holders agreeing that all Options previously granted to such holders will be governed by the terms of the Stock Option Plan rather than the Current Plan. The purpose of the Option Grants described above is to transition the Corporation’s long term incentive Option program to the Stock Option Plan, including its provisions requiring a double trigger for acceleration of vesting following a Change of Control.

The Options making up the Option Grants cannot be exercised until the Shareholders have approved and ratified the Stock Option Plan and the Option Grants. Should the Shareholders fail to approve the Stock Option Plan at the Meeting, the Options making up the Option Grants will be cancelled forthwith.

At the Meeting or any adjournment(s) or postponement(s) thereof, Shareholders will be asked to consider and, if thought advisable, to approve a resolution (the “Option Grant Resolution”) ratifying the Option Grants.

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The Management Designees intend to vote FOR the Option Grant Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the Option Grant Resolution is as follows:

“BE IT RESOLVED THAT:

1.	the grant of 4,517,918 Options comprising the Option Grant (as such terms are defined in the management information circular of Fire & Flower Holdings Corp. (the “Corporation”) dated April 30, 2021 (the “Information Circular”)), which have been granted to certain employees, officers and directors of the Corporation and its affiliates under the 2021 share option plan of the Corporation all as further set out in the Information Circular, is hereby ratified and approved; and

2.	any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange or any other stock exchange on which the Corporation lists any of its shares, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

8. Approval of the Treasury Performance and Restricted Share Unit Plan

On April 26, 2021, the Board approved a treasury performance and restricted share unit plan (the “PRSU Plan”). At the Meeting or any adjournment(s) or postponement(s) thereof, Shareholders will be asked to consider and, if thought advisable, to approve a resolution (the “PRSU Plan Resolution”) approving the PRSU Plan as well as all unallocated incentive awards, rights and entitlements thereunder.

The objectives of the PRSU Plan are to:

(a)	support the achievement of the Corporation’s performance objectives;

(b)	ensure that interests of key persons are aligned with the long term success of the Corporation and the creation of value for the Shareholders;

(c)	provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Corporation and its subsidiaries; and

(d)	mitigate excessive risk taking by the Corporation’s key employees.

The PRSU Plan provides that the Board may issue performance share units (“PSUs”) and restricted share units (“RSUs”, and together with PSUs, the “Share Units”), to certain employees or officers of the Corporation and its affiliates. The implementation of the PRSU Plan remains subject to Shareholder and the requisite TSX approvals. A copy of the PRSU Plan is attached hereto as Schedule “B”.

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Particulars of the PRSU Plan

The Board may grant Share Units to any employee or officer of the Corporation or an affiliate (an “Eligible Employee”) in its sole discretion. The PRSU Plan provides for the grant of Share Units up to a maximum of 5.0% of the issued and outstanding Common Shares (subject to standard anti-dilution adjustments) to Eligible Employees. The maximum number of Common Shares: (a) issued to any insiders of the Corporation (and that insider’s affiliates) (as such terms are defined in the Company Manual) within any one-year period under the PRSU Plan and/or any other security based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares; and (b) issuable to insiders, at any time, under the PRSU Plan, or when combined with all of the Corporation’s other security based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares.

The Corporation shall redeem the vested Share Units (the “Vested Share Units”) elected to be redeemed by any Eligible Employee to whom a Share Unit was granted (the “Participant”) on the earlier of the dates described in the PRSU Plan by:

(a)	issuing to the Participant the number of Common Shares equal to one Common Share for each whole Vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a fair market value (the “Fair Market Value”) equal to all income taxes and statutory amounts required to be withheld by a the Corporation or an affiliate in respect of any Share Unit Amounts (as defined below);

(b)	at the election of the Participant and subject to the consent of the Corporation, the Corporation purchasing on a stock exchange or marketplace the number of Common Shares equal to one Common Share for each whole Vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to all income taxes and statutory amounts required to be withheld by the Corporation or an affiliate in respect of any Share Unit Amounts; and

(c)	at the election of the Participant and subject to the consent of the Corporation, the Corporation paying to the Participant an amount (the “Share Unit Amount”) equal to: (A) the number of Vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value (as defined in the PRSU Plan) minus (C) all income taxes and statutory amounts required to be withheld by the Corporation or an affiliate in respect of any Share Unit Amounts; or

(d)	a combination of (a), (b), and (c).

Share Units granted to a Participant are credited to the Participant’s share unit account (the “Share Unit Account”) on the applicable grant date. Each grant of Share Units must be confirmed by a grant agreement signed by the Corporation and the Participant (the “Grant Agreement”). The Board shall determine the term of each Share Unit. From time to time, the Corporation will credit a Participant’s Share Unit Account with dividend Share Units in the form of additional PSUs (“Dividend Performance Share Units”) in respect of outstanding PSUs, or RSUs (“Dividend Restricted Share Units”) in respect of outstanding RSUs (collectively, the “Dividend Share Units”).

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Share Units vest in accordance with the terms of the relevant Grant Agreement and any additional conditions established by the PRSU Committee (as defined herein) from time to time. Dividend Share Units shall vest at the same time and in the same proportion as the associated Share Units.

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation (including the applicable parent or subsidiary) for cause, the Participant will forfeit all Share Units and all Dividend Share Units which have not vested as of the Participant’s termination date. All vested Share Units shall be redeemed as at the Participant’s termination date.

If the employment of a Participant is terminated without cause, a pro-rata portion of the Participant’s unvested Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s termination date, based on a formula provided for in the PRSU Plan. The Participant’s vested Share Units will be redeemed as at the Participant’s termination date. The Participant will forfeit all rights, title and interest with respect to Share Units and Dividend Share Units which have not vested as at the Participant’s termination date. Notwithstanding the foregoing, all RSUs which were awarded pursuant to an election by the employee to defer compensation to be received under the Corporation’s annual incentive program by electing to receive such compensation in the form of RSUs, shall be deemed to be Vested Restricted Share Units on the Participant’s termination date, regardless of the reason for the Participant’s termination of employment.

If the employment of a Participant is terminated by the Corporation without cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within twelve (12) months following a Change of Control (as defined in the PRSU Plan), all of the Participant’s Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s termination date, and be redeemed as at the Participant’s termination date.

Subject to the committee reporting to the Board on all matters relating to the PRSU Plan (the “PRSU Committee”) (currently the CGC Committee) and obtaining approval of the Board for those matters required by the PRSU Committee’s mandate, the PRSU Plan will be administered by the PRSU Committee which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Employees; (ii) interpret and administer the PRSU Plan; (iii) establish, amend and rescind any rules and regulations relating to the PRSU Plan; (iv) determine which of the Corporation or its affiliates will grant Share Units; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations that the PRSU Committee deems necessary or desirable for the administration of the PRSU Plan.

Except upon the death of a Participant, the Share Units and Dividend Share Units may not be transferred or assigned.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting its Common Shares, the PRSU Committee will make such proportionate adjustments, if any, as the PRSU Committee in its discretion may deem appropriate to reflect such change.

The PRSU Committee may amend, suspend or terminate the PRSU Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any Share Units, or any rights pursuant thereto, granted previously to any Participant without the consent of that Participant. No new awards may be made under the PRSU Plan after the 10th anniversary of the PRSU Plan’s effective date.

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If the PRSU Plan is terminated, the provisions of the PRSU Plan and any administrative guidelines, and other rules adopted by the PRSU Committee and in force at the time of the PRSU Plan, will continue in effect as long as a Share Unit or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the PRSU Plan, the Board may make any amendments to the PRSU Plan or the Share Units that it would be entitled to make if the PRSU Plan were still in effect.

Subject to compliance with applicable law, the PRSU Plan may be amended, modified or terminated by the Board without approval of Shareholders. For certainty, the following amendments require Shareholder approval: (i) an increase in the maximum number of Common Shares issuable; (ii) expanding the definition of “Eligible Employee” that would have the potential of broadening or increasing insider participation; (iii) any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) the addition of any other provision which results in participants receiving Common Shares, while no cash consideration is received by the Corporation; (v) amendments to the amending provisions of the PRSU Plan; and (vi) amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX and the Nasdaq). For certainty and without limiting the following, Shareholder approval shall not be required for the following amendments and the Board may make such changes without Shareholder approval, subject to TSX approval: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of any grants; or (iii) amendments to the provisions relating to a Change of Control (as defined in the PRSU Plan).

The information related to the PRSU Plan in this Information Circular is intended as a summary only and is qualified in its entirety by reference to the PRSU Plan, which is attached as Schedule “B” hereto.

The Management Designees intend to vote FOR the PRSU Plan Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the PRSU Plan Resolution is as follows:

“BE IT RESOLVED THAT:

1.	the new treasury performance and restricted share unit plan (the “PRSU Plan”) of Fire & Flower Holdings Corp. (the “Corporation”), substantially in the form as set forth in Schedule “B” to the management information circular of the Corporation dated April 30, 2021 (the “Information Circular”), is hereby approved;

2.	the Corporation shall have the ability to continue granting security based awards (each an “Award”) under the PRSU Plan until June 9, 2024, which is three years from the date of the Meeting (as defined in the Information Circular) or any adjournment(s) or postponement(s) thereof at which shareholder approval is being sought;

3.	the unallocated security based Awards, rights or other entitlements with respect to treasury issuances under the PRSU Plan are hereby approved;

4.	the board of directors of the Corporation (the “Board”) is hereby authorized to make such amendments to the PRSU Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the PRSU Plan, the approval of the shareholders;

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5.	notwithstanding the passing of the foregoing resolution, the Board may, without further notice or approval of the shareholders of the Corporation, revoke this resolution, in whole or in part, at any time prior to the PRSU Plan becoming effective, without further action by the shareholders; and

6.	any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange or any other stock exchange on which the Corporation lists any of its shares, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

The PRSU Plan Resolution must be approved by a majority of the votes cast thereon at the Meeting or any adjournment(s) or postponement(s) thereof.

9. Ratification of Grants Under the PRSU Plan

To meet the objectives of the PRSU Plan, on April 26, 2021, the Board granted an aggregate of 826,978 RSUs (the “PRSU Grants”). Of the PRSU Grants: (a) 250,683 RSUs were granted to insiders; and (b) 576,295 RSUs were granted to other Eligible Employees. Subject to Shareholder approval, of the PRSU Grants an aggregate of: (a) 228,624 RSUs granted to insiders and 233,156 RSUs granted to other Eligible Employees shall vest immediately; and (b) 22,059 of the RSUs granted to insiders and 343,139 of the RSUs granted to other Eligible Employees shall have a vesting schedule such that 1/3 or such RSUs shall vest on the first, second and third anniversary of the date of grant.

The RSUs making up the PRSU Grants cannot vest until the Shareholders have approved and ratified the PRSU Plan and the PRSU Grants. Should the Shareholders fail to approve the PRSU Plan at the Meeting, the PRSU Grants will be cancelled forthwith.

At the Meeting or any adjournment(s) or postponement(s) thereof, Shareholders will be asked to consider and, if thought advisable, to approve a resolution (the “PRSU Grant Resolution”) ratifying the PRSU Grants.

The Management Designees intend to vote FOR the PRSU Grant Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the PRSU Grant Resolution is as follows:

“BE IT RESOLVED THAT:

1.	the grant of 826,978 RSUs comprising the PRSU Grants (as such terms are defined in the management information circular of Fire & Flower Holdings Corp. (the “Corporation”) dated April 30, 2021 (the “Information Circular”)), which have been granted to certain employees and officers of the Corporation and its affiliates under the new treasury performance and restricted share unit plan of the Corporation all as further set out the Information Circular, is hereby ratified and approved; and

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2.	any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange or any other stock exchange on which the Corporation lists any of its shares, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

The PRSU Grant Resolution must be approved by a majority of the votes cast thereon at the Meeting or any adjournment(s) or postponement(s) thereof.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the executive compensation program for the Corporation’s named executive officers (collectively, the “Named Executive Officers” or “NEO’s”). Until February 2, 2019, the Corporation was operating as Cinaport Acquisition Corp. II, a capital pool company (as such term is defined in the TSXV Corporate Finance Manual). On February 13, 2019, the Corporation completed the Qualifying Transaction with Fire & Flower Inc.

The Corporation’s NEOs for the fifty-two weeks ended January 30, 2021 were:

●	Trevor Fencott, President and Chief Executive Officer;

●	Nadia Vattovaz, Chief Financial Officer, EVP Operations;

●	Harvey Shapiro, Executive Chair;

●	Mike Vioncek, Former Senior VP Real Estate, Construction & Loss Prevention; and

●	Matthew Hollingshead, President of Hifyre Inc. (“Hifyre”), an indirect wholly-owned subsidiary of the Corporation.

Compensation Objectives and Philosophy

The Corporation’s current executive compensation program is comprised of the following three (3) components: (a) base salary; (b) short-term incentives; and (c) long-term incentives. Together, these components support the Corporation’s long-term growth strategy and objectives, including:

(i)	to align executive compensation with Shareholders’ interests;

(ii)	to attract and retain qualified executives; and

(iii)	to motivate the short-term and long-term performance of these executives.

The current executive compensation program is designed to reward high performance. Named Executive Officers are compensated for their progress in executing the Corporation’s long-term growth strategy and for delivering strong total Shareholder return performance.

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Components of Compensation

Base Salary

The base salary component is intended to provide a fixed level of competitive pay that reflects each NEO’s primary duties and responsibilities in fulfilling his or her role. It also provides a foundation upon which performance based incentive compensation elements are addressed and established. The base salary of NEOs also considers the salary made by other executive officers of a peer group of companies presented to the Corporation by its compensation consultant Meridian Compensation Partners, LLC (“Meridian”) (see “Compensation Consultant”). This peer group was selected based on a variety of size and industry criteria with market cap used as a primary screen and included Aegis Brands Inc., Alcanna Inc, Aleafia Health Inc., Andrew Peller Limited, Canlan Ice Sports Corp., CareRx Corporation, Corby Spirit and Wine Limited, Delta 9 Cannabis Inc., Freshii Inc., Goodfood Market Corp, High Tide Inc., MAV Beauty Brands Inc., Neptune Wellness Solutions Inc., New Look Vision Group Inc. and The Supreme Cannabis Company, Inc. Salaries of the NEOs will be reviewed annually by the CGC Committee.

Short-Term Incentives

In addition to base salaries, the Corporation has a discretionary bonus plan pursuant to which the Board, upon recommendation of the CGC Committee, may award annual cash bonuses to NEOs. The annual cash bonus element of the executive compensation program is designed to reward both corporate and individual performance during the Corporation’s last completed financial year. It is the CGC Committee’s philosophy that an individual bonus should be tied primarily to that individual’s contribution to corporate performance. In addition, the discretionary bonus plan is intended to help ensure that overall executive cash compensation (i.e. salary and bonus) is comparable to the average cash compensation of executives at peer surveyed companies during the year in question. The amount of the bonus paid is in relation to the achievement of specific criteria as previously established in keeping with the Corporation’s goals and objectives as well as individual objectives. The CGC Committee has established predetermined quantitative and qualitative performance criteria linked to the payment of bonuses.

The Corporation has a performance and restricted share unit plan which is overseen by the CGC Committee. Under the terms of such plan, the Corporation may grant either restricted share units or performance share units to employees or officers of the Corporation. The restricted share units entitle the holder thereof to receive an amount of cash consideration based on the value of a Common Share at the time such restricted share unit vests. The performance share unit acts similarly to a restricted share unit with the number of performance share units to vest adjusting based on the achievement of certain performance goals. To date the Corporation has granted time-vesting restricted share units with a shorter vesting schedule (ratable vesting over two years). Moving forward, the Corporation anticipates granting share units with a longer vesting schedule.

On April 26, 2021, the Board approved the PRSU Plan. For a description of the performance and restricted share unit plan, see “Approval of the Amended and Restated Performance and Restricted Share Unit Plan” above.

In the past, the Corporation has granted performance stock units based on certain performance targets, including those related to revenue, EBITDA and store count. Moving forward, the Corporation intends to use performance targets related to revenue and EBITDA.

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Long-Term Incentives

The Corporation believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through participation in the Stock Option Plan and the PRSU Plan. Options and Share Units are granted to executives and employees taking into account a number of factors, including the amount and term of Options and Share Units previously granted, base salary and competitive factors. The amounts and terms of Options and Share Units granted have been determined by the Board based on recommendations put forward by the CGC Committee, with input from the Chief Executive Officer.

Compensation Policies and Risk Management

As part of its review of the Corporation’s compensation policies and practices, the CGC Committee will consider the implications of risks associated with the Corporation’s compensation policies and practices. The CGC Committee will keep itself apprised of the current compensation policies of companies in the same space and draw upon the CGC Committee members’ backgrounds with other issuers to help identify and mitigate compensation policies and practices that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks. As of the date hereof, the CGC Committee is not aware of any material risks arising from the Corporation’s current compensation policies or practices that would be reasonably likely to have a material adverse effect on the Corporation.

The Corporation does not currently have any policies in place that would prevent Named Executive Officers or directors of the Corporation from purchasing financial instruments that might be designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by Named Executive Officers or directors.

Compensation Governance

The CGC Committee is charged with, among other things, a periodic review of directors’ and officers’ compensation having regard to the Corporation’s peers, various governance reports on current trends in directors’ compensation and independently compiled compensation data for directors and officers of reporting issuers of comparable size to the Corporation. For a description of the peer group of companies, see “Compensation Discussion and Analysis – Components of Compensation”.

CGC Committee

The CGC Committee is currently comprised of Norman Inkster (Chair), Sharon Ranson and Stéphane Trudel. All members of the CGC Committee are considered independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the CGC Committee to make decisions on the suitability of the Corporation’s compensation policies and practices are summarized below:

●	Norman Inkster (Chair) – Norman Inkster was the 18th Commissioner of the RCMP and is a former President of INTERPOL. Following his career in the RCMP, Mr. Inkster joined KPMG and became the Partner in charge of KPMG Forensic Canada and subsequently the Global Managing Partner at KPMG Forensic. Mr. Inkster was appointed Chair of the Advisory Council on National Security by Prime Minister Stephen Harper a post he held for four years. Mr. Inkster served as an external advisor to the Departmental Audit Committee of Public Works and Government Services Canada and to Public Safety Canada. Mr. Inkster has served on the boards of several publicly traded companies acting as chair of both audit and governance committees, the most recent being Mettrum Health Corp., which was acquired by Canopy Growth Corporation. Mr. Inkster is currently the Chair of Technical Standards and Safety Authority of Ontario. Mr. Inkster holds a BA (Honours) and an LLD (Honourary) from the University of New Brunswick. He is also an Honourary Chief of the Blackfoot tribe and an Honourary member of the Cree Nation. Mr. Inkster is an Officer of the Order of Canada.

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●	Sharon Ranson – Sharon Ranson is a corporate director and President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms. Ranson also currently serves as a director of Sprott Inc., Dorel Industries, EFH Holdings Inc. and the Toronto Investment Board. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in capital markets where she was a top ranked Financial Services Analyst and a senior Portfolio Manager. Ms. Ranson is an FCPA, FCA and holds the ICD.D designation. She graduated from Queen’s University with a Bachelor of Commerce and holds an MBA from York University.

●	Stéphane Trudel – Stéphane Trudel has been serving as Senior Vice President of Operations for ACT since January 2018, leading ACT’s operations in Canada as well as its exploration and investment in the cannabis industry. Prior to that role, Mr. Trudel was Vice President of Operations of ACT since June 2017. His previous roles have also included serving as Senior Vice President of Growth and Strategy at CST, an international convenience retailer acquired by ACT in 2017. Before joining CST, Mr. Trudel was employed by Valero Energy Corporation for 20 years, holding several managerial positions during that timeframe. He earned a bachelor’s degree in business administration, with a specialty in information and system management, as well as an Executive MBA, both from Sherbrooke University. Mr. Trudel currently sits on the board of directors of the Canadian Independent Petroleum Marketers Association and of the Convenience Industry Council of Canada where he is also part of the Executive Committee.

CGC Committee Mandate

The overall purpose of the CGC Committee as set out in the CGC Committee’s mandate (the “CGC Committee Mandate”) is to assist the Board (a) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (b) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation; and (c) in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

Corporate governance responsibilities include reviewing the mandates of the Board and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; recommending new candidates for Board membership, making recommendations to the Board regarding the size and composition of the Board and qualification criteria for the selection of new Board members and ensuring that appropriate orientation and education programs are available for new Board members; reviewing annually the membership and chairs of all committees of the Board; and reviewing annually and recommending retainers and fees paid to Board members; reviewing human resources and compensation responsibilities include recommending to the Board candidates for Chief Executive Officer and all other senior management positions and approving the terms of their appointment and termination or retirement; reviewing succession planning programs for the Chief Executive Officer, President and all other senior management and specific career planning for potential successors; reviewing, in consultation with the Chair, and recommending to the Board for approval, the remuneration of the Corporation’s Chief Executive Officer, President and other senior executive officers; reviewing and recommending to the Board for approval, on an annual basis, the corporate goals and objectives for the Chief Executive Officer and evaluating the Chief Executive Officer’s performance against such goals and objectives; reviewing and approving compensation for any newly hired individual whose total annual compensation (including salary, bonus and any other incentive compensation) exceeds $400,000 in addition to being informed of any party entering into any engagement with the Corporation where the consideration payable to such third party by the Corporation is reasonably expected to exceed $400,000 in any 12 month period; and determining (or delegating the authority to determine) and recommending to the Board for approval the award of Options under the Corporation’s applicable stock option plan and/or benefits under any other compensation plan.

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Compensation Consultant

In March 2021, the CGC Committee engaged Meridian to conduct a comprehensive compensation benchmarking review for NEOs and directors using a peer group of companies identified by Meridian. For a description of the peer group of companies, see “Compensation Discussion and Analysis – Components of Compensation”.

Executive Compensation-Related Fees

The Corporation incurred an aggregate of $28,913.17 in fees relating to compensation consultation services during the fiscal year ended January 30, 2021.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested $100 in Common Shares on June 6, 2018 (the date the Common Shares commenced trading on the TSX), assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index for each year following June 6, 2018.

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The compensation policy for the Corporation’s directors and executive officers is primarily tied to the financial performance of the business and not specifically to the performance of the Common Shares. As a result, the trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its executive officers for the same period – including when considering the completion of the Qualifying Transaction.

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation to the Corporation’s NEOs.

									Non-equity incentive plan compensation ($)
Name and principal position	Year		Salary ($)		Share- based awards ($)		Option- based awards ($)		Annual incentive plans		Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Trevor Fencott(5) Chief Executive Officer & President	2021	(1)	$415,385	(11)	Nil		$160,244	(4)	$455,625	(9)	Nil	Nil	Nil		$1,031,254
	2020	(2)	$450,000		Nil		$297,798	(4)	$270,000	(14)	Nil	Nil	Nil		$1,017,798
	2019	(3)	N/A		N/A		N/A		N/A		N/A	N/A	N/A		N/A
Nadia Vattovaz(5) Chief Financial Officer, EVP Operations	2021	(1)	$311,947		Nil		$148,798	(4)	$211,098	(9)	Nil	Nil	$1,800	(12)	$673,643
	2020	(2)	$283,250		Nil		$846,833	(4)	$113,300	(14)	Nil	Nil	$1,800	(12)	$1,245,183
	2019	(3)	N/A		N/A		N/A		N/A		N/A	N/A	N/A		N/A
Harvey Shapiro(5)(6) Executive Chair	2021	(1)	$300,000		Nil		Nil		Nil		Nil	Nil	Nil		$300,000
	2020	(2)	$204,000		$183,333		Nil		Nil		Nil	Nil	Nil		$387,333
	2019	(3)	N/A		N/A		N/A		N/A		N/A	N/A	N/A		N/A
Mike Vioncek(5)(6) Former Senior VP Real Estate, Construction & Loss Prevention	2021	(1)	$249,020	(13)	Nil		$45,941	(4)	Nil		Nil	Nil	$10,085	(12)	$305,046
	2020	(2)	$267,800		Nil		Nil		$66,950	(14)	Nil	Nil	$13,800	(12)	$348,550
	2019	(3)	N/A		N/A		N/A		N/A		N/A	N/A	N/A		N/A
Matthew Hollingshead(7) President of Hifyre Inc.	2021	(1)	$226,238		Nil		$125,906	(4)	$152,7839)		Nil	Nil	Nil		$504,927
	2020	(2)	$225,000		Nil	(10)	Nil		$45,000	(14)	Nil	Nil	Nil		$270,000
	2019	(3)	N/A		N/A		N/A		N/A		N/A	N/A	N/A		N/A

Notes:

(1)	Fifty-two weeks ended January 30, 2021.
(2)	Fifty-two weeks ended February 1, 2020.
(3)	Period from March 1, 2018 to February 2, 2019. Following the completion of the Qualifying Transaction, the financial year end of the Corporation was changed from February 28 to the closest Saturday to January 31.

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(4)	Based on the grant date fair value determined in accordance with IFRS 2 Share-based Payment and estimated using the Black- Scholes pricing model, with the following key assumptions for grants during 52 weeks ended (a) January 30, 2021: risk-free interest rate 0.38% and expected volatility of 105%.; and (b) February 1, 2020: risk-free interest rate range of 1.38% - 1.91% and expected volatility range of 97% - 104%.
(5)	Appointed as an officer of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(6)	Compensation data includes management fees earned by Mr. Shapiro through JNZS Consulting Inc.
(7)	Mr. Vioncek ceased being an officer of the Corporation effective as of August 19, 2020.
(8)	President of Hifyre Inc. which became an indirect wholly-owned subsidiary of the Corporation on February 13, 2019 in connection with the Qualifying Transaction.
(9)	Annual incentive plan compensation amounts were awarded based on performance relative to established performance targets. A portion of annual incentive plan compensation was awarded in the form of RSUs granted under the PRSU Plan and are subject to Shareholder approval.
(10)	Does not include the value of Common Shares to be issued to Mr. Hollingshead in connection with the closing of the sale of Hifyre Inc. to Fire & Flower Inc. on July 20, 2018 (the “Hifyre Acquistion”). Mr. Hollingshead was to receive, post-acquisition, 1,350,000 Common Shares over three years from acquisition date, and 750,000 Common Shares over two years upon Hifyre Inc. achieving certain financial performance targets. During the 52 weeks ended: (a) January 30, 2021, 650,000 Common Shares were issued to Mr. Hollingshead, with an accounting carrying value (under IFRS) of $433,600, and market value of $548,000 (when issued); and (b) ended February 1, 2020, 700,000 Common Shares were issued to Mr. Hollingshead, with an accounting carrying value (under IFRS) of $477,600, and market value of $805,500 (when issued).
(11)	Mr. Fencott’s annual base salary is $450,000. However, Mr. Fencott elected to forego a portion of his salary during the year in response to the uncertain financial outlook created by the outbreak of the COVID-19 pandemic
(12)	Other compensation includes perquisites including vehicle and cell phone allowances.
(13)	Salary includes $101,250.15 paid to Mr. Vioncek as salary continuation following the date that Mr. Vioncek ceased to be an officer of the Corporation.
(14)	Short term incentive received in the form of cash settled RSUs with 50% vesting on the one-year anniversary of grant and 50% vesting on the two-year anniversary of grant.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets forth the option-based and share-based awards for each Named Executive Officer outstanding as of January 30, 2021, including awards granted before the fifty-two weeks ended January 30, 2021:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid or distributed (1)
Trevor Fencott	500,000	$1.50	December 18, 2023	Nil	Nil	-	-
	400,000	$1.07	January 30, 2024	Nil	Nil	-	-
	350,000	$0.60	April 29, 2024	$70,000	Nil	-	-
Harvey Shapiro	Nil	-	-	-	Nil	-	-
Nadia Vattovaz	350,000	$1.15	August 27, 2023	Nil	Nil	-	-
	500,000	$1.50	February 13, 2024	Nil	Nil	-	-
	400,000	$1.07	January 30, 2024	Nil	Nil	-	-
	325,000	$0.60	April 29, 2024	$65,000	Nil	-	-
Mike Vioncek(2)	350,000	$0.80	April 24, 2023	$52,500	Nil	-	-
	500,000	$1.50	December 18, 2023	Nil	Nil	-	-
	50,000		March 9, 2024	Nil	Nil	-	-
Matthew Hollingshead(3)(4)	275,000	$0.60	April 29, 2024	$55,000	Nil	-	-

Notes:

(1)	Based on the TSX closing price of $0.80 for the Common Shares on January 29, 2021 (the last trading date prior to January 30, 2021).
(2)	Mr. Vioncek ceased being an officer of the Corporation effective as of August 19, 2020.
(3)	President of Hifyre Inc. which became an indirect wholly-owned subsidiary of the Corporation on February 13, 2019 in connection with the Qualifying Transaction.
(4)	Excluded from this compensation are Common Shares to be issued to Mr. Hollingshead in connection with the Hifyre Acquisition. A total of 450,000 Common Shares remains to be issued Mr. Hollingshead in connection with the Hifyre Acquisition, with a market value of $360,000 as at January 30, 2021.

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Incentive Plan Awards –Value vested or earned during the year

The following table sets forth information concerning the value on payout or vesting of incentive plan awards for the most recently completed financial year to each then Named Executive Officer:

Name	Option-based awards – Value vested during the year(3)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Trevor Fencott	Nil	Nil	$455,625	(4)
Harvey Shapiro	Nil	Nil	Nil
Nadia Vattovaz	Nil	Nil	$211,098	(4)
Mike Vioncek(1)	Nil	Nil	Nil
Matthew Hollingshead(2)	Nil	Nil	$152,783	(4)

Notes:

(1)	Mr. Vioncek ceased being an officer of the Corporation effective as of August 19, 2020.
(2)	President of Hifyre Inc. which became an indirect wholly-owned subsidiary of the Corporation on February 13, 2019 in connection with the Qualifying Transaction.
(3)	Based on the TSX closing price of $0.80 for the Common Shares on January 29, 2021 (the last trading date prior to January 30, 2021), in comparison to the exercise price of the vested options-based awards.
(4)	Annual incentive plan compensation amounts were awarded based on performance relative to established performance targets. A portion of annual incentive plan compensation was awarded in the form of RSUs granted under the PRSU Plan and is subject to Shareholder approval.

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Termination and Change of Control Benefits

Oher than as described herein, as at January 30, 2021 the Corporation did not have any plan or arrangement whereby any NEO may be compensated at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement a change of control of the Corporation or a change in any NEO’s responsibilities.

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Trevor Fencott – President and Chief Executive Officer

On February 13, 2019, the Corporation and Fire & Flower Inc. entered into an amended and restated management services agreement with Trevor Fencott (the “Fencott MSA”), which provides for an annual base salary of $450,000, (subject to annual increases) which amount shall increase annually in an amount to be determined by the Board for the three year term of the agreement, and a signing bonus of $206,000 (which was satisfied at the time Mr. Fencott and Fire & Flower Inc. entered into the underlying management services agreement). Mr. Fencott is also eligible to participate in the Corporation’s bonus plans, stock option plans and standard benefit plans. In the event of termination of Mr. Fencott’s employment resulting from of a change of control of the Corporation, Mr. Fencott is entitled to a cash payment in an amount equal to 100% of the then applicable and outstanding annual base salary, to be made by the Corporation. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of six months thereafter.

On February 1, 2021, the Corporation and Mr. Fencott entered into an executive employment agreement (the “Fencott Agreement”) superseding the Fencott MSA. The Fencott Agreement provides for an annual base salary of $450,000, (subject to annual increases). Mr. Fencott is also eligible to participate in the Corporation’s bonus plans, stock option plans and standard benefit plans. In the event of termination of Mr. Fencott’s without cause, Mr. Fencott is entitled to: (a) a cash payment in an amount equal to 18 months base salary and Mr. Fencott’s prorated incentive bonus (calculated at 1.5 times the average incentive bonus received by Mr. Fencott over the preceding two years); and (b) 18 months of accelerated vesting of all compensation based awards and grants awarded to Mr. Fencott. In the event of termination of Mr. Fencott’s employment within 24 months following a change of control of the Corporation (other than termination for cause), Mr. Fencott is entitled to: (a) a cash payment in an amount equal to 24 months base salary and Mr. Fencott’s prorated incentive bonus (calculated at 2 times the average incentive bonus received by Mr. Fencott over the preceding two years); and (b) accelerated vesting of all compensation based awards and grants awarded to Mr. Fencott. The Fencott Agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of 12 months thereafter.

Harvey Shapiro – Executive Director and Chair of the Board

On October 15, 2019, the Corporation and Fire & Flower Inc. entered into a second amended and restated management services agreement with Harvey Shapiro and JNZS Consulting (the “2nd A&R MSA”), which provides that JNZS Consulting will cause Mr. Shapiro to provide the services of Executive Chairman to the Corporation. The agreement provides that JNZS Consulting will receive from the Corporation a prorated annual fee of $400,000 from the period beginning February 13, 2019 until January 1, 2020 and a fee of $300,000 for each of the periods from January 2, 2020 to January 1, 2021 and January 2, 2021 to the end of the term of the 2nd A&R MSA (to occur on the earlier of (a) the date of the Corporation’s annual general shareholders’ meeting to occur in the 2021 calendar year (for the 52 weeks ended January 30, 2021 or such other financial year end of the Corporation as may be determined by the Corporation from time to time); and (b) December 31, 2021 (collectively, the “JNZS Fee”). Pursuant to the terms of the agreement underlying the 2nd A&R MSA, in January 2019, JNZS Consulting elected to receive half of the JNZS Fee for the annual period ending January 1, 2020 by the issuance of 133,333 common shares of Fire & Flower Inc. (which were subsequent exchanged for Common Shares on 1 to 1 basis in connection with the Qualifying Transaction at a deemed issue price of $1.50 per Common Share). Mr. Shapiro, as the service provider, is also eligible to participate in the Corporation’s bonus plans and stock option plans. In the event of termination of the 2nd A&R MSA resulting from of a change of control of the Corporation, JNZS Consulting is entitled to a cash payment in an amount equal to 100% of the then outstanding JNZS Fee.

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The 2nd A&R MSA further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the 2nd A&R MSA and for a period of six months thereafter.

Nadia Vattovaz – Chief Financial Officer & Executive Vice-President Operations

On August 31, 2018, Fire & Flower Inc. entered into an executive employment agreement with Nadia Vattovaz (which was assumed by the Corporation in connection with the Qualifying Transaction) which provides for an annual base salary of $275,000, four weeks’ annual vacation, participation in bonus plans with bonuses up to a maximum of 25% of base salary (which was subsequently amended by the Board to a maximum of 50%), 350,000 Options which vest over a four year period, participation in the Stock Option Plan, and a signing bonus of $40,000. The Corporation may terminate Ms. Vattovaz’s employment without cause by providing her with reasonable and adequate notice, or salary in lieu of notice of 12 months, plus one month per fully completed year of service, up to a maximum of nine months’ notice or payment in lieu thereof. The employment agreement contemplates that upon a change of control all of Ms. Vattovaz’s 350,000 Options shall immediately vest and be exercisable. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of, in the case of: (a) non-competing activities, nine months thereafter; and (b) non-soliciting activities, 12 months thereafter.

In March 2020, the Board. approved increasing the compensation to be received by Ms. Vattovaz to $315,000 per annum in connection with her increased responsibilities as Executive Vice-President Operations.

Following the completion of the 52 weeks ended January 30, 2021, the Corporation entered into an executive employment agreement with Ms. Vattovaz (the “2021 Vattovaz Agreement”) superseding prior agreements. Pursuant to the 2021 Vattovaz Agreement coming into effect, Ms. Vattovaz will transition from her role as Chief Financial Officer & Executive Vice-President Operations into the role of Chief Operating Officer, effective May 17, 2021. The 2021 Vattovaz Agreement provides for an annual base salary of $315,000, (subject to annual increases). Ms. Vattovaz is also eligible to participate in the Corporation’s bonus plans, stock option plans and standard benefit plans. In the event of termination of Ms. Vattovaz without cause, Ms. Vattovaz is entitled to: (a) a cash payment in an amount equal to 12 months base salary and Ms. Vattovaz’s prorated incentive bonus (calculated at 1 times the average incentive bonus received by Ms. Vattovaz over the preceding two years); and (b) 12 months of accelerated vesting of all compensation based awards and grants awarded to Ms. Vattovaz. In the event of termination of Ms. Vattovaz’s employment within 24 months following a change of control of the Corporation (other than termination for cause), Ms. Vattovaz is entitled to: (a) a cash payment in an amount equal to 18 months base salary and Ms. Vattovaz’s prorated incentive bonus (calculated at 1.5 times the average incentive bonus received by Ms. Vattovaz over the preceding two years); and (b) accelerated vesting of all compensation based awards and grants awarded to Ms. Vattovaz. The 2021 Vattovaz Agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of 12 months thereafter.

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Mike Vioncek – Former Senior Vice-President Real Estate, Construction & Loss Prevention

On April 9, 2018, Fire & Flower Inc. entered into an executive employment agreement with Mike Vioncek (which was assumed by the Corporation in connection with the Qualifying Transaction) which provides for an annual base salary of $260,000, four weeks’ annual vacation, participation in bonus plans with bonuses up to a maximum of 25% of base salary (which was subsequently amended by the Board to a maximum of 50%), 350,000 Options which vest over a four year period, participation in the Stock Option Plan, and a signing bonus of $25,000. The Corporation may terminate Mr. Vioncek’s employment without cause by providing him with reasonable and adequate notice, or salary in lieu of notice of 6 months, plus one month per fully completed year of service, up to a maximum of 12 months’ notice or payment in lieu thereof. The employment agreement does not contain any change of control provisions. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of, in the case of: (a) non-competing activities, six months thereafter; and (b) non-soliciting activities, 12 months thereafter.

Following the completion of the 52 weeks ended February 1, 2020, Fire & Flower Inc. entered into an amended and restated executive employment agreement with Mike Vioncek in connection with his new responsibilities as Senior Vice-President Real Estate, Construction & Loss Prevention. The new agreement provides for an annual base salary of $225,000 (subject to annual increases) and participation in the Corporation’s bonus plans, Stock Option Plan and executive level benefit plans. In consideration of the amendments made to the original agreement, Mr. Vioncek received a grant of 50,000 Options. The new agreement does not contain any change of control provisions. The new agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of, in the case of: (a) non-competing activities, nine months thereafter; and (b) non-soliciting activities, 12 months thereafter. Mr. Vioncek ceased being an officer of the Corporation effective as of August 19, 2020.

Matthew Hollingshead – President of Hifyre

On July 29, 2019, Hifyre entered into an executive employment agreement with Matthew Hollingshead which provides for an annual base salary of $225,000, four weeks’ annual vacation, participation in bonus plans. Hifyre may terminate Mr. Hollingshead’s employment without cause by providing him with reasonable and adequate notice, or salary in lieu of notice of 3 months, plus one month per fully completed year of service in excess of three years, up to a maximum of 12 months’ notice or payment in lieu thereof. The employment agreement does not contain any change of control provisions. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of Hifyre during the term of the agreement and for a period of 12 months thereafter.

Director Compensation

On September 30, 2019 the Board amended its director compensation such that:

●	all independent directors shall receive $80,000 per annum;
●	the Lead Independent Director shall receive an additional $30,000 per annum;
●	the Chair of the Audit Committee shall receive an additional $15,000 per annum; and
●	the Chair of the CGC Committee shall receive an additional $10,000 per annum.

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Director Compensation Table

The following table sets forth information concerning the annual and long-term compensation in respect of the directors of the Corporation, other than the directors who were also Named Executive Officers, during the fifty-two weeks ended January 30, 2021. For details of the compensation for Trevor Fencott and Harvey Shapiro, the Named Executive Officers who are also directors of the Corporation, see disclosure under “Statement of Executive Compensation – Summary Compensation Table”.

Name	Fees earned	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total compensation
Non-Executive Directors
Donald Wright	$110,000	Nil	Nil	Nil	Nil	Nil	$110,000
Norm Inkster	$90,000	Nil	Nil	Nil	Nil	Nil	$90,000
Sharon Ranson	$95,000	Nil	Nil	Nil	Nil	Nil	$95,000
Avi Grewal	$100,000	Nil	Nil	Nil	Nil	Nil	$100,000
Stéphane Trudel(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jeremy Bergeron(3)	Nil(4)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Based on the grant date fair value determined in accordance with IFRS 2 Share-based Payment and estimated using the Black-Scholes pricing model, with the following key assumptions risk-free interest rate of 0.38% and expected volatility of 105%.

(2)	ACT nominee. Mr. Trudel was appointed to the Board effective June 8, 2020, replacing Jeremy Bergeron who resigned as a director of the Corporation effective June 8, 2020 (see “Strategic Investment” in the AIF).

(3)	ACT nominee. Mr. Bergeron resigned as a director of the Corporation, effective June 8, 2020.

(4)	Mr. Trudel has agreed to not accept director fees, other than reimbursement for reasonable out of pocket expenses on the basis that he is the ACT nominee under the IRA.

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Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table shows all outstanding option-based and share-based awards held by each director (other than the directors who were also Named Executive Officers and for whom the identical information is shown on the comparable table for Named Executive Officers set out above) as at January 30, 2021.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid or distributed(1)
Donald Wright	23,140	$0.10	June 6, 2028	$16,198	Nil	-	-
	30,000	$1.50	February 13, 2024	Nil	Nil	-	-
Norm Inkster	250,000	$0.10	December 10, 2024	$175,000	Nil	-	-
	200,000	$1.50	December 18, 2023	Nil	Nil	-	-
	30,000	$1.50	February 13, 2024	Nil	Nil	-	-
Sharon Ranson	30,000	$1.50	February 13, 2024	Nil	Nil	-	-
Avi Grewal	23,140	$0.02	June 6, 2028	$18,049.20	Nil	-	-
	30,000	$1.50	February 13, 2024	Nil	Nil	-	-
Stéphane Trudel(2)	Nil	-	-	-	Nil	-	-
Jeremy Bergeron(3)	Nil	-	-	-	Nil	-	-

Notes:

(1)	Based on the TSX closing price of $0.80 for the Common Shares on January 29, 2021 (the last trading date prior to January 30, 2021).
(2)	ACT nominee. Mr. Trudel was appointed to the Board effective June 8, 2020, replacing Jeremy Bergeron who resigned as a director of the Corporation effective June 8, 2020 (see “Strategic Investment” in the AIF).
(3)	ACT nominee. Mr. Bergeron resigned as a director of the Corporation, effective June 8, 2020.

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Incentive Plan Awards – Value vested or earned during the year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each director (other than the directors who are also Named Executive Officers and for whom the identical information appears on the comparable table for Named Executive Officers set out above) for the fifty-two weeks ended January 30, 2021.

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Donald Wright	Nil	Nil	Nil
Norm Inkster	Nil	Nil	Nil
Sharon Ranson	Nil	Nil	Nil
Avi Grewal	Nil	Nil	Nil
Stéphane Trudel (1)	Nil	Nil	Nil
Jeremy Bergeron(2)	Nil	Nil	Nil

Notes:

(1)	ACT nominee. Mr. Trudel was appointed to the Board effective June 8, 2020, replacing Jeremy Bergeron who resigned as a director of the Corporation effective June 8, 2020 (see “Strategic Investment” in the AIF).
(2)	ACT nominee. Mr. Bergeron resigned as a director of the Corporation, effective June 8, 2020.

Narrative Description

Other than as described in this Information Circular, the Corporation had no other plan-based awards in effect for the fifty-two weeks ended January 30, 2021.

Directors and Officers Liability Insurance

Directors and officers liability insurance was purchased on February 19, 2019 (and subsequently renewed on February 19, 2020) at the Corporation’s expense for the protection of all the directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and the Corporation’s past and present subsidiaries.

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CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 – Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board is currently comprised of seven directors, four of whom are independent for the purposes of NI 58-101 and three of whom who are not independent.

Norman Inkster, Sharon Ranson, Donald Wright and Stéphane Trudel are each independent of the Corporation in that they do not have a direct or indirect material relationship with the Corporation or one which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgement. In addition to being directors of the Corporation, Trevor Fencott serves as the Corporation’s President and Chief Executive Officer and Harvey Shapiro serves as the Executive Chair and has a management services agreement with the Corporation whereby he has received in excess of $75,000 from the Corporation in the last 12 months. Avi Grewal was the former President and Chief Executive Officer of the Corporation (then Cinaport Acquisition Corp. II) up until the time of completion of the Qualifying Transaction. Accordingly, Messrs. Fencott, Shapiro and Grewal are not considered to be independent of the Corporation.

Given that Harvey Shapiro is not considered independent of the Corporation, the Board has provided for the role of a lead independent director (the “Lead Independent Director”). The Lead Independent Director role is currently held by Donald Wright. The primary focus of the Lead Independent Director is to provide leadership to ensure that the Board functions independently of management of the Corporation and non- independent directors and to foster the effectiveness of the Board. The Lead Independent Director’s duties and responsibilities include:

(a)	assisting the Chair in fulfilling his or her responsibilities;

(b)	providing independent leadership to the Board, including assisting the Board in understanding its obligations as a Board and, in particular, the requirement for the Board to operate independently of management;

(c)	in the absence of the Chair, where the Chair has excused himself or herself due to any potential conflict or when the Board determines the Lead Independent Director should do so, chairing meetings of the Board;

(d)	maintaining a liaison between the Chair, chairs of Board committees and the independent directors, particularly on sensitive issues and being available to independent directors who have concerns that cannot be addressed through the executive Chair;

(e)	chairing in camera portions of Board meetings, held in the absence of management and non- independent directors, and meetings of the independent directors;

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(f)	at meetings chaired by the Lead Independent Director, performing all appropriate duties requested by the directors and ensuring follow-up action requested and approved is pursued as necessary;

(g)	cooperating with the Chair and management in setting the frequency of Board meetings, and, when he or she deems it necessary, convening meetings of the independent directors, or the full Board with the concurrence of at least one other director;

(h)	providing input to the Chair and the Chief Executive Officer of the Corporation, as applicable, regarding the preparation of Board meeting agendas, and, in the absence of the Chair, preparing agendas of Board meetings and meetings of the independent directors;

(i)	collaborating with the Chair in communicating periodically with chairs of Board committees regarding the activities of their respective committees; and

(j)	performing other functions as may be reasonably requested by the Board or the executive Chair.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Rather, a portion of each meeting is set aside for meetings of the independent directors, if requested. During the course of a Board meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors will request that members of management leave the meeting, and the independent directors then meet in camera. The independent directors communicate with each other on an informal basis throughout the year.

Directorships

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer
Trevor Fencott	PopReach Corporation
Sharon Ranson	Dorel Industries Inc Sprott Inc. EFH Holdings Inc.
Donald Wright	WildBrain Ltd. (formerly DHX Media Ltd.) Richards Packaging Income Fund Cinaport Acquisition Corp. III RF Capital Group Inc.
Avi Grewal	Cinaport Acquisition Corp. III

Director Attendance

The attendance record of each director for all Board and Board committee meetings held since February 2, 2020 is as follows:

Name of Director	Board Meetings (Attended/Held)	Audit Committee Meetings (Attended/Held)	CGC Committee Meetings (Attended/Held)
Trevor Fencott	8/8	N/A	N/A
Harvey Shapiro	8/8	N/A	N/A
Norman Inkster	8/8	4/4	4/4
Sharon Ranson	8/8	4/4	4/4
Donald Wright	8/8	N/A	N/A
Avi Grewal	8/8	N/A	N/A
Stéphane Trudel(1)	5/5	2/2	2/2
Jeremy Bergeron(2)	1/3	1/2	1/2

Notes:

(1)	ACT nominee. Appointed to the Board effective June 8, 2020, replacing Jeremy Bergeron who resigned as a director of the Corporation effective June 8, 2020 (see “Strategic Investment” in the AIF).
(2)	ACT nominee. Resigned as a director of the Corporation, effective June 8, 2020.

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Mandate of the Board

A copy of the mandate of the Board Mandate is attached to this Information Circular as Schedule “C”.

Position Descriptions

Pursuant to the by-laws of the Corporation, the Board has set out the duties and responsibilities of the Chair, which include:

(a)	presiding at meetings of the Board and, if so appointed by the Board, the shareholders of the Corporation;

(b)	providing leadership to the Board and assisting the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation;

(c)	establishing procedures to ensure that the Board can conduct its work effectively and efficiently;

(d)	ensuring the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

(e)	ensuring the Board is alert to its obligations and responsibilities and fully discharges its duties;

(f)	scheduling meetings of the full Board and work with the chairs of Board committees to coordinate the schedule of meetings for such Board committees;

(g)	communicating periodically with chairs of Board committees, with the assistance of the Lead Independent Director of the Corporation, regarding the activities of their respective committees;

(h)	organizing and presenting agendas for (i) regular or special Board meetings; and (ii) annual and special shareholders’ meetings; in collaboration with the Lead Independent Director and/or the Chief Executive Officer, as the case may be;

(i)	identifying guidelines for the conduct of the directors and encouraging each director to make a significant contribution;

(j)	acting as liaison between the Board and management to ensure that the relationships between the Board and management are conducted in a professional and constructive manner;

(k)	working with the CGC Committee in constituting the Board in accordance with the CGC Committee Mandate and ensuring a proper Board and Board committee structure, including the assignment of Board committee members and chairs;

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(l)	other than with respect to any potential conflict of interest, acting as a consultant to the CGC Committee with respect to senior executive compensation matters;

(m)	filing or arranging for the filing of insider reports with securities regulators with respect to transactions in Common Shares; and

(n)	carrying out other duties as requested by the Board as a whole, depending on need and circumstance.

The description of the responsibilities of the chair of each committee of the Board is set out in the applicable mandate or charter, as applicable.

The description of the duties of the Chief Executive Officer is set out in a management services agreement entered into between the Chief Executive Officer of the Corporation and the Corporation which is further directed by ongoing communications between the Board and the Chief Executive Officer.

Orientation and Continuing Education

In addition to introductions to other directors, new Board members receive an information package which includes reports on the Corporation’s operations and results, the Corporation’s policies, Board and Board committee mandates and public disclosure filings by the Corporation. Board committee meetings are sometimes combined with presentations by the Corporation’s management and employees to give the directors of the Corporation additional insight into the Corporation’s business. In addition, management of the Corporation makes itself available for discussion with all Board members. The CGC Committee is responsible for approving director education programs and overseeing the training and orientation of directors. However, each current member of the Board is an experienced director who is aware of his or her responsibility to maintain the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”). The Code is incorporated by reference into, and form an integral part of, this Information Circular. The Code has been filed on and is accessible through SEDAR at www.sedar.com and is also available on the Corporation’s website at https://fireandflower.com/. The Corporation will, upon request made to 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8 Attention: Chief Financial Officer, provide a copy of the Code free of charge to any securityholder of the Corporation. The Code was adopted on February 13, 2019 in connection with the completion of the Qualifying Transaction and since then, no amendments were made to the Code.

The Board expects its directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies comprising the Code. All directors, officers, employees and consultants of the Corporation, together with any contractors that the Board may decide, will provide annual certification of compliance with the Code in the form available for review on the Corporation’s website. The chair of the CGC Committee will be responsible for ensuring that all annual certifications are obtained on or before the end of the first fiscal quarter of each year, and for providing written confirmation to the Board that such certifications have been obtained and summarizing the results thereof.

Any material issues regarding compliance with the Code is brought forward by management at either the Board or appropriate Board committee meetings, or are referred to the senior executive officers of the Corporation, as may be appropriate in the circumstances. The Board and/or appropriate committee or senior executive officers determine what remedial steps, if any, are required. Any waivers from the Code that are granted for the benefit of a director or an employee may be granted only by the Board, the CGC Committee or the Audit Committee. No waiver has ever been granted under the Code.

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Each director of the Corporation must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Corporation has adopted a Corporate Disclosure Policy, a Social Media Policy, an Insider Trading Policy and a Whistleblower Policy (collectively, the “Policies”). The Corporation will, upon request made to 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8 Attention: Chief Financial Officer, provide a copy of the Policies free of charge to any securityholder of the Corporation. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board (working in conjunction with the CGC Committee) considers: (a) the competencies and skills the Board considers to be necessary for the Board, as a whole to possess; (b) the competencies and skills that the Board considers each existing director to possess; (c) the competencies and skills each new nominee will bring to the Board; and (d) whether each nominee can devote sufficient time and resources to Board member duties, with regard to their diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. Diversity includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise.

The Corporation does not have a separate nominating committee, but rather the CGC Committee Mandate specifically sets out variables for director nominations to encourage an objective nomination process. The CGC Committee is responsible for establishing and recommending to the Board qualification criteria for the selection of new directors to serve on the Board and for implementing a procedure to reasonably identify, with as much advance notice as practicable, impending vacancies on the Board, so as to allow sufficient time for recruitment and introduction of proposed nominees to existing members of the Board.

Compensation

The CGC Committee is currently composed entirely of independent directors. For a description of the CGC Committee Mandate, see “Statement of Executive Compensation – Compensation Governance – CGC Committee Mandate”.

Other Board Committees

In addition to the Audit Committee and the CGC Committee, the Corporation may also from time to time convene a special committee to assess potential business combinations and potential alternatives thereto and to provide the Board with advice and a recommendation in respect of same.

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Assessments

At intervals which the CGC Committee considers appropriate, the CGC Committee will evaluate the performance of (a) individual directors; (b) the Board; and (c) Board committees. The purpose of the evaluations is to assess and, where possible, increase the effectiveness of the Board and its committees. The CGC Committee may make recommendations to the Board for improving the Board’s effectiveness and will discuss annually with the full Board its effectiveness. Furthermore, the CGC Committee will annually review and make recommendations to the Board regarding retainers and fees paid to members of the Board and in so doing, the CGC Committee may take into consideration the relative responsibilities of members of the Board serving on committees of the Board. To date, given the frequency at which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

Director Term Limits and Other Mechanisms of Board Renewal

Directors are to be elected at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting of Shareholders, or until a successor is appointed or elected, and will be eligible for re-election. Nominees will be nominated by the CGC Committee, in each case for election by Shareholders as directors in accordance with the provisions of the Corporation’s constating documents and applicable corporate and securities laws. All nominees who are nominated by the CGC Committee will be included in the proxy-related materials to be sent to Shareholders prior to each annual meeting of Shareholders. The Corporation has not adopted term limits for the directors or other mechanisms of Board renewal. The CGC Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The CGC Committee and the Board also recognize that a director’s experience and knowledge of the Corporation’s business is a valuable resource. Accordingly, the Board believes that the Corporation and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Board and Management Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board.

The Board has adopted a written policy regarding diversity on the Board and in executive officer positions (the “Diversity Policy”) which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experiences is critical to the Corporation’s success. By bringing together highly qualified men and women from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, the Corporation believes that it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and management team. Maintaining and advancing diversity in the Corporation will assist in upholding its status as a leading cannabis retailer.

For the purposes of Board composition and composition of the team of executive officers, diversity includes, but is not limited to, gender, ethnicity, aboriginal status, physical disabilities and age. In particular, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to the diversity of perspective on the Board and in executive officer positions.

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The Board believes that director nominees and executive officer appointments should be made on the basis of the appropriate experiences, skills and characteristics of individual candidates and the requirements of management and the Board at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives. The Corporation seeks to achieve a target of not less than 30% women on the Board. Consideration of opportunities for representation of members of the Designated Groups (as defined herein) other than women is also an important consideration in the longer term planning of the Corporation’s diversity strategy. The designated groups are (i) women; (ii) Indigenous peoples (First Nations, Inuit and Métis); (iii) persons with disabilities; and (iv) members of visible minorities (the “Designated Groups”). The CGC Committee will evaluate and assess candidates for Board nominations with regard to achieving a representative understanding of issues unique to Designated Groups. Specific targets for participation by members of Designated Groups are not currently set.

The Board and CGC Committee generally identify, evaluate and recommend candidates to become members of the Board or members of senior management with the goal of creating a Board and senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The Board does not have a written policy on the identification and nomination of candidates of a Designated Group for the Board or for appointment as officers, and, other than with respect to the appointment of women to the Board, the Corporation does not have a target for the number of persons of Designated Group in these roles.

The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives; however, due to the relatively small size of the Corporation’s executive leadership, the Corporation has not adopted targets regarding the representation of Designated Groups in executive officer positions. However, the CGC Committee will seek to include women and other members of Designated Groups in the short list of candidates being considered for executive officer positions. The Corporation’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code.

As of the date of this Information Circular, out of the seven directors comprising the Board: one (14%) is a woman; nil are persons with disabilities; nil are Aboriginal persons; one (14%) is a visible minority; and nil directors are a member of more than one Designated Group. Following the Meeting and assuming that all the nominees for the Board are elected, out of the seven directors comprising the Board: one (14%) is a woman; nil are persons with disabilities; nil are Aboriginal persons; one (14%) is a visible minority; and nil directors are a member of more than one Designated Group.

As of the date of this Information Circular, out of the four members of the Corporation’s senior management team: one (25%) is a woman; nil are persons with disabilities; nil are Indigenous persons; nil are visible minorities; and nil are members of more than one Designated Group.

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AUDIT COMMITTEE

Audit Committee

The Audit Committee is currently comprised of three individuals, all of whom are financially literate. The current members of the Audit Committee are Sharon Ranson (Chair), Norman Inkster and Stéphane Trudel. Each member of the Audit Committee is considered independent under National Instrument 52-110 – Audit Committees (“NI 52-110”). For a summary of the relevant education and experience of the members of the Audit Committee, see “Statement of Executive Compensation – Compensation Governance – CGC Committee”.

Reliance on Certain Exemptions

At no time since February 2, 2020 has the Corporation relied on the exemptions in Section 2.4 of NI 52- 110 (De Minimis Non-audit Services), in Section 3.2 of NI 52-110 (Initial Public Offerings), in Section 3.4 of NI 52-110 (Events Outside Control of Members), in Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance on Exemption in Subsection 3.2(2) or Section 3.6

At no time since February 2, 2020 has the Corporation relied on the exemption in Section 3.3(2) of NI 52- 110 (Controlled Companies), or the exemption in Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since February 2, 2020 has the Corporation relied on the exemption in Section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

Since the commencement of the Corporation’s more recently completed financial year, each of the Audit Committee’s recommendations to nominate or compensate an external auditor have been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has, within the charter of the Audit Committee, adopted specific responsibilities and duties regarding the provision of services by the Corporation’s external auditors, currently PwC. Any non- audit services must be submitted to the Audit Committee for review and approval.

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External Auditor Service Fees (by category)

The following table provides information about the fees billed to the Corporation, respectively, for professional services rendered by the Corporation’s auditors during the fifty-two weeks ended January 30, 2021 and February 1, 2020 and were paid or are payable for services in the year indicated:

Category	52 Weeks Ended January 30, 2021	52 Weeks ended February 1, 2020
Audit fees(1)	$387,950	$238,740
Audit related fees(2)	Nil	Nil
Tax fees(3)	$26,775	$22,000
All other fees(4)	Nil	Nil
Total(5)	$414,725	$260,740

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the annual audit and quarterly reviews of the Corporation’s consolidated financial statements as well as services provided in connection with statutory and regulatory filings. Fees are inclusive of CPAB levy charged.
(2)	Audit-related fees are for services that are reasonably related to the performance of the audit or reviews by the Corporation’s auditors.
(3)	Tax fees are for tax compliance, tax planning and tax advice.
(4)	All other fees are for professional services performed by the Corporation’s auditors that do not fall into any of the categories above.
(5)	These fees only represent professional services rendered and do not include any out-of-pocket disbursements charged by the Corporation’s auditors. These additional costs are not material as compared to the total professional services fees for each year.

Further Information

For further information regarding the Audit Committee, see the sections entitled “Committees – Audit Committee” and “Committees – Pre-Approval Policies and Procedures of Non-Audit Services” in the Corporation’s AIF as well as Schedule “A” to the AIF (collectively, the “AIF Audit Committee Disclosure”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Information Circular. The AIF is accessible through SEDAR at www.sedar.com and is also available on the Corporation’s website at https://fireandflower.com/. The Corporation will, upon request made to 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8: Chief Financial Officer, provide a copy of the AIF free of charge to any securityholder of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or any of its subsidiaries which is owing to the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, and no proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee: (a) is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or (b) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

52

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any of the directors or executive officers of the Corporation at any time since February 2, 2020, each proposed nominee for election as a director of the Corporation, or any associate or affiliate of any of these persons having any material interest, direct or indirect, in the matters to be acted upon at the Meeting, by way of beneficial ownership of securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since February 2, 2020 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of this Information Circular, an “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities for so long as it holds any of its securities.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA and Section 55(2)(d) of the Canada Business Corporations Regulations, 2001, any notice of a shareholder proposal intended to be raised at the next annual meeting of Shareholders must be submitted to the Corporation at its registered office on or before the date that is at least 90 days prior to the anniversary date of the notice of meeting that was sent to Shareholders in connection with the previous annual meeting of Shareholders to be considered for inclusion in the management information circular for the next annual meeting of the Shareholders. Shareholder proposals need be recognized only if made in accordance with the foregoing procedure, the provisions of the CBCA and the Corporation’s by-laws.

In accordance with the CBCA, shareholder proposals must be received by December 31, 2021, to be considered for inclusion in the management information circular for the Corporation’s 2022 annual meeting of Shareholders.

AUDITORS

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Professional Accountants. PricewaterhouseCoopers LLP has been the Corporation’s auditors since July 25, 2019.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation is filed on SEDAR at www.sedar.com. Audited financial information relating to the Corporation is provided in the Corporation’s audited comparative annual financial statements for the fifty-two weeks ended January 30, 2021, the report of the auditors’ thereon and the accompanying management’s discussion and analysis (“MD&A”). Securityholders of the Corporation may request the Corporation’s financial statements and MD&A by contacting the Corporation at 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8, telephone number: 780-540-7518. Copies of documents will be provided free of charge to securityholders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or company who is not a securityholder of the Corporation, who requests a copy of any such document.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular and the sending of it to each director of the Corporation, to the auditors of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the Board.

DATED at Toronto, Ontario this 30th day of April, 2021.

(signed) “Trevor Fencott”
President, Chief Executive Officer and Director

54

Schedule “A”

2021 Share Option Plan

(see attached)

A - 1

Fire & Flower Holdings Corp.

(the “Company”)

2021 FIRE & FLOWER SHARE OPTION PLAN

ARTICLE 1

PURPOSE AND INTERPRETATION

Purpose

1.1	The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with Applicable Law and any inconsistencies between this Plan and Applicable Law will be resolved in favour of the latter.

Definitions

1.2	In this Plan

(a)	Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

(b)	Applicable Law means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Policies.

(c)	Associate has the meaning set out in the Securities Act;

(d)	Black-out Period means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or when in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with a company’s insider-trading policy or applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an Insider, that Insider, is subject);

(e)	Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

(f)	Change of Control shall mean the occurrence of any of the following:

(i)	any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert (other than the Corporation or any wholly owned subsidiary of the Corporation) thereafter acquires the direct or indirect beneficial ownership or control or direction over securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation in any manner whatsoever, including, without limitation, as a result of a Take-over Bid (as defined in National Instrument 62-104– Take-over Bids and Issuer Bids, as amended from time to time), an issuance or exchange of securities, an amalgamation of the Corporation with any other person, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation);

(iii)	the occurrence of a transaction requiring approval of the Corporation’s security holders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than an exchange of securities with a wholly-owned subsidiary of the Corporation); or

(iv)	the Board of Directors passes a resolution to the effect that an event comparable to an event set forth in this definition has occurred;

(g)	Common Shares means the common shares without par value in the capital of the Company, provided such class is listed on a Stock Exchange;

(h)	Company means the company named at the top hereof and includes its successors.

(i)	Consultant means an individual or Consultant Company, other than an Employee, Officer or Director that for an initial, renewable or extended period of twelve months or more:

(i)	provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or a subsidiary thereof, other than services provided in relation to a Distribution;

(ii)	provides the services under a written contract between the Company or a subsidiary thereof and the individual or the Consultant Company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or a subsidiary thereof; and

(iv)	has a relationship with the Company or a subsidiary thereof that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company or a subsidiary thereof;

(j)	Consultant Company means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(k)	Directors means the directors of the Company as may be elected from time to time;

(l)	Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to Common Shares beneficially owned (directly or indirectly) by Insiders;

(m)	Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

(n)	Effective Date for an Option means the date of grant thereof by the Board;

(o)	Employee means:

(i)	an individual who is considered an employee of the Company or a subsidiary thereof under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)	an individual who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)	an individual who works for the Company or a subsidiary thereof on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

(p)	Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(q)	Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(r)	Good Reason means the occurrence of any of the following (i) with respect to an Optionee employed pursuant to a written employment agreement which agreement includes a definition of “Good Reason,” “Good Reason” as defined in that agreement or (ii) with respect to any other Optionee, the occurrence of any of the following events without the Optionee’s consent, except in each case for any isolated, immaterial or inadvertent action not taken in bad faith and which is remedied by the Company within thirty (30) days after written notice thereof by the Optionee (provided that such notice must be given to the Company within sixty (60) days of the Optionee becoming aware of such condition): (A) a material reduction in the Optionee’s base salary, except as part of a general reduction of the overall compensation of all or substantially all of the employees of the Company or Affiliate, as applicable, which affects the Optionee in substantially the same manner as the other employees who are also affected; (B) the relocation of the Optionee’s primary work location by more than sixty (60) kilometers, except as otherwise permitted by his or her employment agreement, except for required travel on the Company’s or such Affiliate’s business to an extent substantially consistent with the Participant’s business obligations immediately prior to the Change of Control; or (C) any act or omission which would constitute constructive dismissal at common law;

(s)	Insider means an insider as defined in the Stock Exchange Policies or as defined in securities legislation applicable to the Company;

(t)	Insider Participation Limit has the meaning set out in Section 2.6;

(u)	Management Company Employee means an individual employed by a Consultant providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company;

(v)	Market Price means,

(i)	if the Common Shares are listed on only one Stock Exchange, the volume weighted average trading price per Common Share on such Stock Exchange during the immediately preceding five (5) Trading Days;

(ii)	if the Common Shares are listed on more than one Stock Exchange, the Market Price as determined in accordance with paragraph (a) above for the primary Stock Exchange on which the greatest volume of trading of the Common Shares occurred during the immediately preceding twenty (20) Trading Days; and

(iii)	if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board in good faith to be the fair market value of the Common Shares;

(w)	Officer means a Board appointed officer of the Company;

(x)	Option means the right to purchase Common Shares granted hereunder to a Service Provider;

(y)	Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A attached hereto;

(z)	Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

(aa)	Optionee means the recipient of an Option hereunder;

(bb)	Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(cc)	Person includes a company, any unincorporated entity, or an individual;

(dd)	Plan means this 2021 Fire & Flower Stock Option Plan;

(ee)	Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in Section 2.2;

(ff)	Regulatory Approval means the approval of a Stock Exchange and any other securities regulatory authority that has lawful jurisdiction over the Plan and any Options issued hereunder;

(gg)	Securities Act means the Securities Act (Ontario) (as amended from time to time) or any successor legislation;

(hh)	Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee, Consultant or Company Consultant, and also includes a company, 100% of the share capital of which is beneficially owned by one or more Service Providers;

(ii)	Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

(jj)	Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders’ meeting;

(kk)	Standard Vesting Schedule has the meaning set out in Section 3.3;

(ll)	Stock Exchange means the Toronto Stock Exchange and such other stock exchange on which the Shares are listed from time to time, and any successor thereto;

(mm)	Stock Exchange Policies means the applicable rules and policies of any Stock Exchange, including for greater certainty, the applicable rules and policies of any Stock Exchange that the Company lists its Shares on after the date on which this Plan is adopted, each as amended from time to time;

(nn)	(Take Over Bid means a take over bid as defined in National Instrument 62-104 – Take- over Bids and Issuer Bids or the analogous provisions of securities legislation applicable to the Company; and

(oo)	“Trading Day” means a day on which the Stock Exchange is open for trading and on which the Shares actually traded.

Interpretation

1.3	Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the Stock Exchange Policies, will have the meaning assigned to them in the Stock Exchange Policies.

1.4	Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.

1.5	Unless otherwise specified, all references to money amounts are to Canadian dollars.

1.6	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

ARTICLE 2

SHARE OPTION PLAN

Establishment of Share Option Plan

2.1	The Plan is hereby established to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2	The aggregate number of Common Shares from treasury that may be granted under the Plan and under all other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant.

Eligibility

2.3	Options to purchase Common Shares may be granted hereunder to Service Providers of the Company, or its affiliates, from time to time by the Board.

Options Granted Under the Plan

2.4	All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5	Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6	Subject to obtaining Disinterested Shareholder Approval, the number of the listed Outstanding Shares:

(a)	issued to Insiders within any one year period; and

(b)	issuable to Insiders, at any time,

under the Plan, or when combined with all other previous Share Compensation Arrangements, can not exceed 10% of the listed Outstanding Shares (the “Insider Participation Limit”).

Options Not Exercised

2.7	In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will again be eligible for grant under the Plan.

Powers of the Board

2.8	The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a)	allot Common Shares for issuance in connection with the exercise of Options;

(b)	grant Options hereunder; and

(c)	delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Amendment of the Plan by the Board of Directors

2.9	Subject to the requirements of the Stock Exchange Policies and the prior receipt of any necessary Regulatory Approval, the Board may in its absolute discretion, amend or modify the Plan or any Option granted as follows:

(a)	make amendments which are of a typographical, grammatical or clerical nature only;

(b)	change the vesting provisions of an Option granted hereunder, subject to prior written approval of the Stock Exchange, if applicable;

(c)	change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d)	make amendments necessary as a result in changes in securities laws applicable to the Company;

(e)	make such amendments as may be required by Applicable Law;

(f)	reduce the Exercise Price of an Option that does not benefit an Insider;

(g)	extend the term of an Option that does not benefit an Insider; and

(h)	subject to any necessary Regulatory Approval, amend, suspend, terminate or discontinue the Plan or any grant of Options, or revoke or alter any action taken in connection therewith, provided that no amendment, suspension, termination or discontinuance of the Plan or any grant of Options made pursuant to the Plan pursuant to this Section 2.9(h) may be made without the consent of an Optionee if it materially and adversely alters or impairs the rights of the Optionee or increases an Optionee’s obligations in respect of any Grant previously granted to such Optionee under the Plan, except that Optionee consent shall not be required where the amendment is required for purposes of compliance with Applicable Law.

The list set out in this Section 2.9 is not an exhaustive list.

Shareholder Approval for Certain Amendments

2.10	Notwithstanding Section 2.9 or any other provision herein, specific Shareholder Approval is required for:

(a)	a reduction in the Exercise Price of an Option benefiting an Insider;

(b)	an extension of the term of an Option benefiting an Insider;

(c)	any amendment to remove or to exceed the Insider Participation Limit;

(d)	an increase to the aggregate number of Plan Shares that may be reserved for issuance under the Plan as set out in Section 2.2; and

(e)	amendments to any amending provision of the Plan.

For the purposes of Subsection 2.10(a), (b) and (c), if the Company cancels Options held by Insiders, or held by non-Insiders where the amendment provision does not permit such amendment, and then re-grants those Options under different terms, Shareholder Approval will be required under such grant unless the re-grant occurs at least three months after the related cancellation.

For the purposes of Subsection 2.10(a), (b) and (c), the votes of securities held directly or indirectly by Insiders benefiting directly or indirectly from the amendment must be excluded.

In addition to the above exclusions, for Subsection 2.10(e) where the amendment will disproportionately benefit one or more Insiders over other Optionees, the votes of securities held directly or indirectly by those Insiders receiving the disproportionate benefit must be excluded.

ARTICLE 3

TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1	The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Market Price as of the date of grant.

Term of Option

3.2	An Option can be exercisable for a maximum of 10 years from the Effective Date, following which, if not exercised, such Option shall automatically terminate.

Vesting of Options

3.3	The terms for vesting of Options shall be determined at the discretion of the Board at the time of grant and, with respect to any particular Options granted under the Plan, in the absence of a vesting schedule being specified at the time of grant, all such Options shall vest in accordance with the following schedule (the “Standard Vesting Schedule”):

(a)	1/3 on the date that is one year from the Effective Date: and

(b)	1/36 each month thereafter.

Where applicable, vesting of Options will generally be subject to:

(c)	the Service Provider remaining employed by or continuing to provide services to the Company or any of its Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its Affiliates during the vesting period; or

(d)	the Service Provider remaining as a Director of the Company or any of its Affiliates during the vesting period.

Effect of Take-Over Bid

3.4	If a Take Over Bid is made to the shareholders generally then the Company shall immediately upon receipt of notice of the Take Over Bid, notify each Optionee currently holding an Option of the Take Over Bid, with full particulars thereof whereupon such Option may, notwithstanding Section 3.3 or any vesting requirements set out in the Option Commitment, be immediately exercised in whole or in part by the Optionee, subject to approval of the Stock Exchange for vesting requirements imposed by the Stock Exchange Policies, if applicable.

Acceleration of Vesting on Change of Control

3.5	If an Optionee is advised by the Company that his/her services are no longer required (unless such Service Provider is dismissed from employment or service for cause) or the Service Provider resigns his or her employment for Good Reason, on or within one (1) year of a Change of Control, all of his or her Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control.

Extension of Options Expiring During Blackout Period

3.6	Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall, subject to any requisite regulatory approval, be automatically extended without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth (10th) Business Day to be considered the Expiry Date for such Option for all purposes under the Plan.

Optionee Ceasing to be Director, Employee or Service Provider

3.7	Options may be exercised after the Service Provider has left his/her employ/office or has been advised by the Company that his/her services are no longer required or his/her service contract has expired, until the term applicable to such Options expires, except as follows:

(a)	in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b)	an Option granted to any Service Provider will expire 90 days (or such other time as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option) after the date the Optionee ceases to be employed by or provide services to the Company, whether such termination is lawful or otherwise (including by reason of resignation, death, frustration of contract, termination for cause, termination without cause or constructive dismissal), without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), severance pay, benefits continuance or other termination-related payments or benefits to which the Optionee may be entitled pursuant to the common law or otherwise (except as may be expressly required to satisfy the minimum requirements of applicable employment or labour standards legislation) and, subject to any acceleration of vesting agreed to by the Board and the Optionee, only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company; and

(c)	in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

For certainty, an Optionee shall have no right to any cash payment, as compensation, damages or otherwise, with respect to any Option that has been forfeited or has terminated as set out herein, whether related or attributable to any contractual or common law entitlements or otherwise.

Non Assignable

3.8	Subject to Section 3.7(a) and the discretion of the Board, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.9	The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)	in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)	in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)	in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)	in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, arrangement, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, arrangement, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this Section 3.9;

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f)	the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this Section 3.9, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)	if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this Section 3.9, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Toronto, Ontario (or in the city of the Company’s principal executive office) that the Company may designate and who will be granted access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4

COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1	Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof, including any additional requirements contemplated with respect to the payment of required withholding taxes on behalf of Optionees.

Manner of Exercise

4.2	An Optionee who wishes to exercise his, her or its Options may do so by delivering:

(a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)	a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired, plus any required withholding tax amount subject to Section 4.3.

Tax Withholding and Procedures

4.3	Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under Applicable Law, or the funding of related amounts for which liability may arise under such Applicable Law. Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in Section 4.2 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

Delivery of Optioned Shares and Hold Periods

4.4	As soon as practicable after receipt of the notice of exercise described in Section 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue to the Optionee the appropriate number of Optioned Shares. In accordance with Applicable Law, the certificate or instrument representing the Optioned Shares or written notice in the case of uncertificated shares may bear a restrictive legend.

ARTICLE 5

GENERAL

Employment and Services

5.1	Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee is voluntary.

No Representation or Warranty

5.2	The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Optionee is the responsibility of each Optionee and not the Company.

Interpretation

5.3	The Plan will be governed and construed in accordance with the laws of the Province of Ontario.

Continuation of Plan

5.4	The terms Plan will become effective from and after April__, 2021, and will remain effective provided that the Plan, or any amended version thereof, receives Shareholder Approval not less than every three (3) years.

Amendment of the Plan

5.5	The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

Approved by the Board on April 26, 2021.

[Approved by the Shareholders on June 9, 2021] [Note – Shareholder approval required]

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this __________ day of,__________________, _____________(the “Effective Date”) FIRE & FLOWER HOLDINGS CORP. (the “Company”) has granted to __________________________(the “Optionee”), an Option to acquire _____________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Toronto Time on the _____________ day of, _________, __________________ (the “Expiry Date”) at an Exercise Price of Cdn$ _____________________per share.

Optioned Shares will vest in accordance with the Standard Vesting Schedule.1

The Option shall expire in accordance with the terms and conditions of the 2021 Fire & Flower Share Option Plan (the “Plan”). For certainty, except only as may be required to satisfy the minimum requirements of applicable employment standards legislation, or as agreed by the Company, no vesting of Options will occur following the date the Optionee ceases to be employed by or provide services to the Company, and the Optionee waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlement or otherwise.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and form part hereof.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price. A certificate, or written notice in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and may in accordance with Applicable Law bear a restrictive legend.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Service Provider (as defined in the Plan), entitled to receive Options under Stock Exchange Policies.

The Optionee also acknowledges and consents to the collection and use of the Optionee’s name, address, relationship with the Company and the terms of the Option contemplated herein by the Company, the Stock Exchange and any Regulatory Authority.

FIRE & FLOWER HOLDINGS CORP.

Authorized Signatory

[insert name of optionee]

Signature of Optionee

1 Note: If an alternative vesting schedule is contemplated or if the Option is meant to be immediatley vested, describe here and remove the reference to the Standard Vesting Schedule.

SCHEDULE B

TO STOCK OPTION PLAN

Fire & Flower Holdings Corp.

[Delivery Address]

Re: Employee Stock Option Exercise

Attn: Stock Option Plan Administrator, Fire & Flower Holdings Corp. (the “Company”)

This letter is to inform Fire & Flower Holdings Corp. that I, ___________________________________________, wish to exercise                  options, at __________ per share, on this _________ day of, ___________, 20 __________.

Payment issued in favour of Fire & Flower Holdings Corp. for the amount of $______________ will be forwarded, including withholding tax amounts.

Please register the share certificate in the name of:

Name of Optionee:

Address:

Please send share certificate to:

Name of Optionee:

Address:

Sincerely,

Signature of Optionee	Date	SIN Number (for T4)

Schedule “B”

Treasury Performance and Restricted Share Unit Plan

(see attached)

B - 1

Fire & Flower Holdings Corp.

TREASURY PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

Section 1. Interpretation and Administrative Provisions

1.1	Purpose

The purposes of this Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the long term success of the Corporation and the creation of value for its shareholders; (iii) provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Corporation and its subsidiaries; and (iv) mitigate exessive risk taking by the Corporation’s key employees.

1.2	Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Adjustment Factor” means the Adjustment Factor reflecting the achievement of Performance Criteria set out in the Grant Agreement for an award of Performance Share Units.

“Affiliate” means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Corporation and any entity that is an “affiliate” for purposes of the Canadian Securities Administrators National Instrument 45-106 Prospectus Exemptions, as amended from time to time.

“Applicable Date” has the meaning set out in Section 3.5(a).

“Applicable Withholdings” means all income taxes and statutory amounts required to be withheld by a Participating Company in respect of any Share Unit Amounts.

“Award Date” means the date that incentive compensation is paid to a Participant under the Corporation’s annual incentive plan.

“Board” means the board of directors of the Corporation.

“Broker” has the meaning set out in Section 3.5(b).

“Canadian Participant” means any Participant who is not a U.S. Participant and who is a Canadian resident for tax purposes.

“Change of Control” shall mean the occurrence of any of the following:

(a)	any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert (other than the Corporation or any wholly owned subsidiary of the Corporation) thereafter acquires the direct or indirect beneficial ownership or control or direction over securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation in any manner whatsoever, including, without limitation, as a result of a Take-over Bid (as defined in National Instrument 62-104 – Take-over Bids and Issuer Bids, as amended from time to time), an issuance or exchange of securities, an amalgamation of the Corporation with any other person, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation);

(c)	the occurrence of a transaction requiring approval of the Corporation’s security holders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than an exchange of securities with a wholly-owned subsidiary of the Corporation); or

(d)	the Board of Directors passes a resolution to the effect that an event comparable to an event set forth in this definition has occurred.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder.

“Committee” means the committee of the Board to which responsibility for administration of this plan is delegated from time to time and if there is no such committee, means the Board.

“Common Share” means a common share of the Corporation.

“Corporation” means Fire & Flower Holdings Corp.

“Disability” means the termination of the Participant’s employment at a time when the Participant is eligible for long-term disability benefits under the Corporation’s long term disability program.

“Dividend Performance Share Unit” has the meaning set out in Section 3.3.

“Dividend Restricted Share Unit” has the meaning set out in Section 3.3.

“Dividend Share Unit” means a Dividend Performance Share Unit or a Dividend Restricted Share Unit.

“Election Notice” means a notice substantially in the form set out as Schedule C, as amended by the Committee from time to time.

“Eligible Employee” means any employee or officer of a Participating Company and includes any such person who is on a leave of absence authorized by a Participating Company (which shall include all statutory leaves of absence).

“Expiry Date” means the Expiry Date set out in the Grant Agreement.

“Fair Market Value” means the volume weighted average trading price of a Common Share on the principal stock exchange on which the Common Shares are traded for the 5 trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the 5 day period divided by the total number of common shares traded over the 5 day period), provided that if Common Shares are not publically traded, Fair Market Value of a Common Share shall be determined by the Board in its sole discretion.

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“Grant Agreement” means an agreement substantially in the form set out as Schedule A, in the case of Performance Share Units and substantially in the form set out as Schedule B, in the case of Restricted Share Units, each as amended by the Committee from time to time.

“Grant Date” means the effective date on which an award of Share Units is made to an Eligible Employee.

“Grant Term” has the meaning set out in the Grant Agreement for Restricted Share Units.

“Just Cause” has the meaning set out in the employment agreement of the Participant, if applicable, and otherwise means the Participant (i) willfully fails to perform his duties with the Company; (ii) commits theft, fraud, dishonesty or misconduct involving the property, business or affairs of the Company or any of its Affiliates or in the performance of his/her duties: (iii) willfully breaches or fails to follow any material term of his or her employment agreement; (iv) is convicted of a crime which constitutes an indictable offence; or (v) engages in conduct which would be treated as cause by a court of competent jurisdiction in the jurisdiction in which the Participant is employed.

“Participant” means any Eligible Employee to whom a Share Unit is granted.

“Participating Company” means the Corporation, and such of its Affiliates as are designated by the Board from time to time.

“Performance Criteria” means such financial and/or personal performance criteria as may be determined by the Committee in respect of a grant of Performance Share Units to any Eligible Employee or to a group of Eligible Employees and set out in a Grant Agreement. Performance Criteria may apply to the Company, a Subsidiary, the Company and its Subsidiaries as a whole, a business unit of the Company or group comprised of the Company and some of its Subsidiaries or a group of Subsidiaries, either individually, alternatively or in any combination, and measured in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target, to previous years’ results, to a designated comparator group, to an index or other measure, or otherwise.

“Performance Period” means the period set out in the Grant Agreement for Performance Share Units.

“Performance Share Unit” means a right granted to an Eligible Employee to receive, as set out in the Plan, a Common Share or, at the election of the Participant and subject to the Corporation’s consent, the Share Unit Amount, based on the achievement of the performance criteria set out in the applicable Grant Agreement.

“Plan” means this Treasury Performance and Restricted Share Unit Plan, as amended, restated or supplemented from time to time.

“Redemption Date” means the date elected by a Canadian Participant pursuant to Section 3.4(a) or, as applicable, the date elected by a U.S. Participant pursuant to section 3.4(b).

“Redemption Notice” mean a notice substantially in the form set out as Schedule D, as amended by the Committee from time to time

“Restricted Share Unit” means a right granted to an Eligible Employee to receive, as set out in the Plan, a Common Share or, at the election of the Participant and subject to the Corporation’s consent, the Share Unit Amount.

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“Retirement” means the cessation of the employment of a Participant with the Participating Company which is deemed to be a retirement by a resolution of the Committee in its sole discretion.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

“Share Unit” means a Performance Share Unit or a Restricted Share Unit.

“Share Unit Account” means the notional account maintained for each Participant to which Share Units are credited pursuant to the Plan.

“Share Unit Amount” has the meaning set out in Section 3.5.

“Termination Date” means the date a Participant ceases to be an Eligible Employee and does not include any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Code Section 7701(b)(1)(A).

“Vested Performance Share Unit” has the meaning set out in Section 4.2.

“Vested Restricted Share Unit” has the meaning set out in Section 5.1.

“Vested Share Unit” means a Vested Performance Share Unit or a Vested Restricted Share Unit.

“Vesting Date” means the date or dates set out in the Grant Agreement, or such earlier date as is provided for in the Plan or is determined by the Committee.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders.

1.3	Effective Date of Plan

The Plan shall be effective, subject to approval by shareholders of the Corporation, as of March **, 2021.

1.4	Common Shares Reserved for Issuance

(a)	The aggregate number of Common Shares available for issuance under this Plan shall not exceed five percent (5%) of the issued and outstanding Common Shares, provided that Common Shares reserved for issuance pursuant to Share Units which are cancelled or terminated without having been redeemed will again be available for issuance under this Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash or through the purchase of shares on the market will be available for issuance under this Plan.

(b)	Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed security based compensation arrangements result, at any time, in the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options to any one person exceeding 5% of the issued and outstanding Common Shares.

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(c)	Any insider and that insider’s associates may not, within a 12 month period, be issued a number of Common Shares under the Plan and/or under any other security based compensation arrangement of the Corporation exceeding 5% of the issued and outstanding Common Shares.

(d)	Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed security based compensation arrangements, result, at any time, in the number of Common Shares issued to or issuable to insiders exceeding 10% of the issued and outstanding Common Shares.

(e)	The terms “security based compensation arrangement”, “outstanding issue”, “insider” and “insider’s associates” have the meanings attributed thereto in the Toronto Stock Exchange Company Manual.

Section 2. Administration

2.1	Administration of the Plan

Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, this Plan will be administered by the Committee which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Employees; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) determine which Participating Company will grant Share Units; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants.

To the extent that any Share Unit granted to a U.S. Participant is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Share Unit shall be subject to such additional rules and requirements as specified by the Committee from time to time in order to comply with Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the

U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Committee may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest or penalties under Code Section 409A, and otherwise (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to any Participanting Company or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A.

2.2	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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2.3	Liability Limitation.

No member of the Committee or the Board of Directors shall be liable for any action or determination made in good faith pursuant to the Plan or any instrument of grant evidencing any Share Unit granted under the Plan. To the fullest extent permitted by law, the Corporation and its Subsidiaries shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or is or was a member of the Board of Directors.

2.4	Taxes and Other Source Deductions

A Participating Company shall be authorized to deduct from any amount to be paid or credited hereunder any Applicable Withholdings in such manner as the Corporation determines, to the extent such Applicable Withholdings are not satisfied through the sale of Shares as provided in Section 3.5.

2.5	U.S. Participant

Notwithstanding any other provision of the Plan to the contrary, to the extent that a Share Unit is “nonqualified deferred compensation” within the meaning of Code Section 409A:

(a)	If at the time of Separation from Service the Corporation’s stock is publicly traded on an established securities market or otherwise, each U.S. Participant who is a “specified employee” of a Participating Company within the meaning of Section 409A(a)(2)(B)(i) of the Code and Treasury Regulation Section 1.409A-1(i), shall not receive any payment with respect to the Share Unit as a result of such Separation from Service until the first day of the seventh month following the date of such Participant’s Separation from Service (or, if earlier, the date of death).

(b)	The acceleration of the time of any payment with respect to such Share Unit is prohibited except as provided in Treasury Regulation Section 1.409A-3(j)(4) and administrative guidance promulgated under Section 409A of the Code.

Section 3. Share Units

3.1	Awards of Share Units

The Board may grant Share Units to Eligible Employees in its sole discretion. The award of a Share Unit to an Eligible Employee at any time shall neither entitle such Eligible Employee to receive nor preclude such Eligible Employee from receiving a subsequent grant of Share Units and shall not restrict in any way the right of any Participating Company to terminate the Eligible Employee’s employment.

3.2	Election to Defer and Company Decision to Defer Annual Incentive Compensation

An Eligible Employee may, with the consent of the Corporation, elect to defer compensation to be received under the Corporation’s annual incentive program by electing to receive such compensation in the form of Restricted Share Units, by delivering to the Corporation an Election Notice not later than December 31 of the year preceeding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned. The Corporation may determine that all or a portion of the compensation to be received under the Corporation’s annual incentive program is to be provided in the form of Restricted Share Units. An Eligible Employee who elects to defer incentive compensation or who is subject to a decision by the Corporation to defer incentive compensation will be awarded the number of Restricted Share Units determined by dividing the dollar amount of incentive compensation to be deferred by the Fair Market Value of a Common Share as at the Award Date. Elections pursuant to this section, when made, shall be irrevocable and may not be made during a period when the Eligible Employee is prohibited from trading in securities of the Corporation by the Corporation’s disclosure and insider trading policy. If an election in respect of a year has not been or cannot be made by an Eligible Employee, the election made by the Eligible Employee in respect of the preceding year shall remain in effect.

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Any Restricted Share Units which are awarded as a result of an election by the Participant or a decision by the Corporation to defer incentive compensation will continue to vest notwithstanding any other provision of this Plan on any cessation of employment.

3.3	Crediting of Share Units and Dividend Share Units

Share Units granted to a Participant shall be credited to the Participant’s Share Unit Account on the Grant Date. Each grant of Share Units must be confirmed by a Grant Agreement that may be acknowledged electronically by the Participant. From time to time, a Participant’s Share Unit Account shall be credited with Dividend Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units”) in respect of outstanding Performance Share Units or additional Restricted Share Units (“Dividend Restricted Share Units”) in repect of outstanding Restricted Share Units on each dividend payment date in respect of which normal cash dividends are paid on Shares. Such Dividend Share Units shall be computed as:

(b)	the amount of the dividend declared and paid per Common Share multiplied by the number of Performance Share Units and Restricted Share Units, as applicable, recorded in the Participant’s Share Unit Account on the date for the payment of such dividend, divided by

(c)	the Fair Market Value of a Common Share as at the dividend payment date.

3.4	Redemption Date Notice

Participants shall elect a Redemption Date for Share Units as follows:

(a)	Canadian Participants may elect at any time to redeem Vested Share Units on any date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date (the “Redemption Date”); and

(b)	U.S. Participants may elect to redeem Vested Share Units on a fixed date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date provided that such election must be irrevocably made prior to the earlier of: (i) receipt by the U.S. Participant of each award of Share Units; and (ii) the first day of the taxable year of the U.S. Participant in which the Performance Period, or other period over which the awards is to be earned and vests, begins. In such event, the Redemption Date shall be the later of (A) the date on which the Share Units became Vested Share Units, and (B) the earlier of (i) the Redemption Date selected the U.S. Participant in accordance with the preceding sentence, (ii) the date of the U.S. Participant’s Separation From Service, or (iii) a Change of Control (if also a change of control for purposes of Section 409A of the Code). In the event the U.S. Participant does not make an election to defer redemption of the Vested Share Units to a date after the date on which the Share Units become Vested Share Units, then the Vested Share Units shall be redeemed within thirty (30) days of the date on which they became Vested Share Units;

provided that the Participant will continue to meet any share ownership requirements applicable to the Participant following the redemption or will hold the Common Shares received on the redemption, and provided also that if the Participant (other than a U.S. Participant) does not elect a Redemption Date in respect of an award of Share Units, the Share Units shall be redeemed on the Expiry Date.

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3.5	Redemption of Share Units

(a)	The Corporation shall redeem the Vested Share Units elected to be redeemed by the Participant on the earlier of the elected Redemption Date, the Expiry Date and the applicable dates set out in Section 3.5(d), Section 4 (in the case of Performance Share Units) and Section 5 (in the case of Restricted Share Units) (each, an “Applicable Date”), by:

(i)	issuing to the Participant the number of Common Shares equal to one Common Share for each whole Vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;

(ii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation purchasing on a stock exchange or marketplace the number of Common Shares equal to one Common Share for each whole Vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;

(iii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation paying to the Participant an amount (the “Share Unit Amount”) equal to: (A) the number of Vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or

(iv)	a combination of (i), (ii) and (iii).

In the case of a redemption under section (i) or (ii), the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the Participant and the net proceeds of such sale remitted by the Corporation to the appropriate taxation authorities. The Common Shares shall be issued and/or the Share Unit Amount shall be paid as a lump-sum by the Corporation within ten business days of the Applicable Date.

(b)	If the Corporation redeems the Vested Share Units by delivering Common Shares purchased by the Corporation on a stock exchange or marketplace then prior to 11:00 a.m. on the Applicable Date or, where the Applicable Date is not a trading day for Common Shares on the applicable stock exchange or marketplace, on the next such trading day, the Corporation shall notify a broker or other person designated by the Participant who shall be independent from the Corporation and who has the proper permits, licenses and authorizations to purchase Common Shares through a stock exchange or marketplace (the “Broker”), as to:

(v)	the number of whole Common Shares to be purchased by the Broker on behalf of the Participant on the applicable stock exchange or marketplace, as of that Applicable Date, which number shall be equal to one Common Share for each whole Vested Share Unit elected to be redeemed less the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings; or

(vi)	the amount available to purchase Common Shares on behalf of the Participant which amount shall be equal to (A) the number of Vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings.

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As soon as practicable thereafter, the Broker shall purchase on the applicable stock exchange or marketplace the number of whole Common Shares required to be purchased by the Broker. The Corporation shall for this purpose (i) reimburse the Broker for its costs of purchasing such Common Shares, or (ii) provide to the Broker the amount necessary to purchase such Common Shares.

(c)	If the Corporation redeems the Vested Share Units by delivering Common Shares as provided for herein and an amount remains payable to the Participant such amount shall be paid in cash to the Participant. For certainty, if the Corporation would otherwise be required to deliver a fractional number of Common Shares to a Participant, such number of Common Shares to be delivered by the Corporation shall be rounded down to the nearest whole Common Share.

3.6	Effect of Redemption of Share Units.

A Participant shall have no further rights respecting any Vested Share Unit which has been redeemed in accordance with the Plan.

3.7	Reporting of Share Units

Statements of the Share Unit Accounts will be made available to Participants at least annually.

Section 4. Performance Share Units

4.1	Vesting Date

Performance Share Units shall vest on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time. Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

4.2	Performance Vesting.

The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) is the number of Performance Share Units and Dividend Performance Share Units scheduled to vest on such Vesting Date multiplied by the Adjustment Factor.

4.3	Resignation and Termination for Cause

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Performance Share Units and the related Dividend Performance Share Units which are not Vested Performance Share Units at the Participant’s Termination Date. All Vested Performance Share Units and related Dividend Performance Share Units will be redeemed as of the Participant’s Termination Date (or for a US Participant, the Participant’s Separation from Service).

4.4	Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Performance Share Units shall continue to vest based on the number of complete months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period. The Performance Share Units will vest at the Vesting Date using the Adjustment Factor for the Performance Period. The Participant shall forfeit all rights, title and interest with respect to Performance Share Units and Dividend Performance Share Units which are not Vested Performance Share Units.

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4.5	Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall vest immediately prior to the date of the Participant’s death or Disability using an Adjustment Factor of 100%. The Participant’s Vested Performance Share Units shall be redeemed as of the date of death or Disability (or for a US Participant, the Participant’s Separation from Service).

4.6	Retirement of a Participant

If the employment of a Participant is terminated by the Retirement of the Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall continue to vest in the ordinary course. The Vested Performance Share Units shall be redeemed as at the Vesting Date.

4.7	Termination following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall vest immediately prior to the Participant’s Termination Date using an Adjustment Factor based on the Committee’s determination of performance to the relevant date. The Vested Performance Share Units and shall be redeemed as at the Termination Date (or for a US Participant, the Participant’s Separation from Service).

Section 5. Restricted Share Units

5.1	Vesting Date

Each Restricted Share Unit shall vest (become a “Vested Restricted Share Unit”) on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time. Dividend Restricted Share Units shall vest at the same time and in the same proportion as the associated Restricted Share Units.

5.2	Resignation and Termination for Cause

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Restricted Share Units which are not Vested Restricted Share Units. Notwithstanding the foregoing, all Restricted Share Units which were awarded pursuant to Section 3.2 shall be deemed to be Vested Restricted Share Units on the Participant’s Termination Date, regardless of the reason for cessation of employment. All Vested Restricted Share Units will be redeemed as of the Participant’s Termination Date (or for a US Participant, the Participant’s Separation from Service).

5.3	Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Restricted Share Units and related Dividend Restricted Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of months from the first day of the Grant Term to the Termination Date divided by the number of months in the Grant Term. The Vested Performance Share Units shall be redeemed as at the Vesting Date. The Participant shall forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Restricted Share Units which are not Vested Restricted Share Units at the Participant’s Termination Date. Notwithstanding the foregoing, all Restricted Share Units which were awarded pursuant to Section 3.2 shall be deemed to be Vested Restricted Share Units on the Participant’s Termination Date, regardless of the reason for cessation of employment. The Participant’s Vested Restricted Share Units shall be redeemed as of the Participant’s Termination Date (or for a US Participant, the Participant’s Separation from Service).

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5.4	Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant, all of the Participant’s Restricted Share Units and related Dividend Restricted Share Units shall vest immediately prior to the date of the Participant’s death or Disability and shall be redeemed as of the date of death or Disability (or for a US Participant, the Participant’s Separation from Service).

5.5	Retirement of a Participant

If the employment of a Participant is terminated by the Retirement of the Participant, all of the Participant’s Restricted Share Units and related Dividend Restricted Share Units shall be deemed to be Vested Restricted Share Units on the Participant’s Termination Date. The Vested Restricted Share Units shall be redeemed as of the Vesting Date (or for a US Participant, the Participant’s Separation from Service).

5.6	Termination Following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control, all of the Participant’s Restricted Share Units and related Dividend Restricted Share Units shall vest immediately prior to the Participant’s Termination Date and shall be redeemed as at the Termination Date (or for a US Participant, the Participant’s Separation from Service).

Section 6. General

6.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Committee will make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to (i) the number or kind of shares or other securities on which the Share Units and Dividend Share Units are based; and (ii) the number of Share Units and Dividend Share Units; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares.

6.2	Amendment, Suspension, or Termination of Plan

(a)	No new awards may be made under the Plan after the 10th anniversary of the Effective Date. The Committee may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body.

(b)	The Board may from time to time, in its absolute discretion and without the approval of the shareholders of the Corporation, make the following amendments to the Plan or any Share Unit:

(i)	any amendment to the vesting provisions of the Plan and any Grant Agreement, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of a Share Unit;

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(ii)	any amendment to the Plan or a Share Unit as necessary to comply with applicable law or the requirements of the applicable stock exchange or any other regulatory body having authority over the Corporation, the Plan or the shareholders of the Corporation;

(iii)	any amendment to the Plan and any Grant Agreement to permit the conditional redemption of any Share Unit;

(iv)	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

(v)	any amendment respecting the administration of the Plan; and

(vi)	any other amendment that does not require the approval of the shareholders of the Corporation including, for greater certainty, an amendment in connection with a Change of Control to assist the Participants to tender the underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event; and to terminate, following the successful completion of such event, on such terms as it sees fit, the Share Units not redeemed prior to the successful completion of such event.

(c)	Shareholder approval will be required for the following amendments:

(i)	any amendment to increase the number of Common Shares issuable under the Plan or change the Plan from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;

(ii)	any amendment expanding the categories of Eligible Employee which would have the potential of broadening or increasing insider participation;

(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;

(iv)	the addition of any other provision which results in participants receiving Common Shares, while no cash consideration is received by the Corporation;

(v)	amendments to this Section 6.2; and

(vi)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NASDAQ).

(d)	If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as a Share Unit or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or the Share Units it would be entitled to make if the Plan were still in effect.

(e)	The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended; provided that, where such amendment or modification is materially adverse to the holder, the consent of the holder is required to effect such amendment or modification.

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6.3	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

6.4	Unfunded Plan

To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

6.5	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

6.6	Transferability of Awards

Rights respecting Share Units and Dividend Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

6.7	Effect of Change of Control

Notwithstanding any other provision of this Plan, in the event of a Change of Control, any surviving, successor or acquiring entity shall assume any outstanding Share Units and Dividend Share Units or shall substitute similar share units for the outstanding Share Units and Dividend Share Units. If the surviving, successor or acquiring entity does not assume the outstanding Share Units and Dividend Share Units or substitute similar share units for the outstanding Share Units and Dividend Share Units, or if the Committee otherwise determines in its sole discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Restricted Share Units and Dividend Restricted Units shall be deemed to be Vested Restricted Share Units and a specified number of outstanding Performance Share Units and Dividend Performance Share Units shall be deemed to be Vested Performance Share Units and shall be redeemed as of the termination date of the Plan. The number of Performance Share Units and Dividend Performance Share Units which are deemed to be Vested Performance Share Units shall be determined in the Committee’s discretion using an Adjustment Factor of not less than 100% and not more than 200%. Solely for purposes of this Section 6.7, with respect to an outstanding Share Unit that is considered a deferral of compensation under Code Section 409A and Treas. Reg. Section 1.409A-1(b), the term Change of Control shall have the meaning ascribed to the term “change in control event” under Treas. Reg. Section 1.409A-3(i)(5).

6.8	No Special Rights

Nothing contained in the Plan or in any Share Unit or Dividend Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate that employment or to increase or decrease the compensation of the Participant. Share Units and Dividend Share Units shall not be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any Participant be considered the owner of Common Shares by virtue of his or her ownership of Share Units or Dividend Share Units.

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6.9	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the redemption of any Share Unit will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Committee.

6.10	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.11	No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of any Common Shares.

6.12	Necessary Approvals

The obligation of the Corporation to issue and to deliver any Common Shares in accordance with this Plan is subject to any necessary or desirable approval of any regulatory authority having jurisdiction over the securities of the Corporation. Notwithstanding any provision of this Plan, no Share Units shall be redeemed for Common Shares if such redemption would constitute a violation by the Participant or the Corporation of any provision of any law or regulation.

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SCHEDULE A

FIRE & FLOWER HOLDINGS CORP. TREASURY PERFORMANCE AND RESTRICTED UNIT PLAN

GRANT AGREEMENT FOR PERFORMANCE SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Fire & Flower Holdings Corp. Treasury Performance and Restricted Share Unit Plan effective April 26, 2021 (the “Plan”) and in consideration of services provided to any Participating Company by the Participant, Fire & Flower Holdings Corp. hereby grants to the Participant ____________ Performance Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Adjustment Factor for the Performance Share Units is determined as follows:

[PLACEHOLDER: INSERT TABLE WITH OTHER PERFORMANCE METRIC AND THRESHOLD, TARGET AND MAXIMUM PERFORMANCE LEVELS]

The Adjustment Factor for performance between the numbers set out above is interpolated on a straight line basis.

The Vesting Date for this award is December 31, 20[23]. The Performance Period for the award is January 1, 20[21] to December 31, 20[23]. The Expiry Date of the award is December 31, 20[23].

The Peer Companies for this award are:

[List performance peers]

Fire & Units and any related Dividend Performance Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Performance Share Units.

DATED_______________, 20[21].	Fire & Flower Holdings Corp.

Per:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Performance Share Units by expectation of employment or continued employment with any Participating Company.

Name:

SCHEDULE B

FIRE & FLOWER HOLDINGS CORP. TREASURY PERFORMANCE AND RESTRICTED UNIT PLAN

GRANT AGREEMENT FOR RESTRICTED SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Fire & Flower Holdings Corp. Treasury Performance and Restricted Share Unit Plan effective, April 26, 2021 (the “Plan”), and in consideration of services provided to any Participating Company by the Participant Fire & Flower Holdings Corp. hereby grants to the Participant ________________ Restricted Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Vesting Date for this award is December 31, 20[24]. The Expiry Date of the award is December 31, 20[31]. The Grant Term for this award is January 1, 20[21], to December 31, 20[24].Subject to any provisions to the contrary in an Election Notice, Fire & Flower Holdings Corp. and the Participant understand and agree that the granting and redemption of these Restricted Share Units and any related Dividend Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Restricted Share Units.

DATED_____________, 2021.

Fire & Flower Holdings Corp.

Per:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Restricted Share Units by expectation of employment or continued employment with any Participating Company.

Name:

SCHEDULE C

ELECTION NOTICE FOR RESTRICTED SHARE UNITS

To: Fire & Flower Holdings Corp.

Pursuant to the Fire & Flower Holdings Corp. Treasury Performance and Restricted Share Unit Plan effective April 26, 2021 (the “Plan”), the undersigned hereby elects to receive

○	______________ %;
○	$ _____________; or
○	All of the Participant’s incentive award in excess of $ ___________

The undersigned elects to redeem:

○	_____________ % of the Vested Restricted Share Units and related Dividend Restricted Share Units by receiving the Share Unit Amount, subject to the consent of the Corporation of the undersigned’s annual incentive award in respect of the year ending December 31, 20[21], in the form of Restricted Share Units under the Plan. This election is irrevocable for such annual incentive award.

Notwithstanding any other provision of the Plan or the Grant Agreement, the Restricted Share Units awarded pursuant to this Election Notice will vest immediately.

Notwithstanding any other provision of the Plan or the Grant Agreement, the Restricted Share Units awarded pursuant to this Election Notice will become Vested Restricted Share Units on the earlier of December 31, 20[24] and the date of cessation of the Participant’s employment.

All capitalized terms not defined in this Election Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

Subject to any provisions to the contrary in this Election Notice, Fire & Flower Holdings Corp. and the Participant understand and agree that the granting and redemption of these Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, all of which are incorporated into and form a part of this Election Notice.

DATED
Name:

SCHEDULE D

REDEMPTION NOTICE

To: Fire & Flower Holdings Corp.

Pursuant to the Fire & Flower Holdings Corp. Treasury Performance and Restricted Share Unit Plan effective April 26, 2021 (the “Plan”), the undersigned hereby elects to redeem:

○	______________of the undersigned’s Vested Performance Share Units and related Dividend Performance Share Units; and

○	_______________of the undersigned’s Vested Restricted Share Units and related Dividend Performance Share Units

on	____________________________.
[date]

All capitalized terms not defined in this Redemption Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The undersigned understands and agrees that the granting and redemption of these Restricted Share Units are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Redemption Notice.

DATED
Name:

Schedule “C”

BOARD MANDATE

1.	INTRODUCTION

1.1	The board of directors (the “Board”) of Fire & Flower Holdings Corp. (the “Company”) is elected by the shareholders of the Company and is responsible for the stewardship of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board as well as some of the policies and procedures the Board will adopt in discharging its duties and responsibilities.

2.	ROLE AND RESPONSIBILITIES OF THE BOARD

2.1	The role of the Board is to represent the shareholders of the Company, enhance and maximize shareholder value and conduct the business and affairs of the Company ethically and in accordance with the highest standards of corporate governance. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company. The responsibilities of the Board include:

●	adopting a strategic planning process;

●	identifying risks to the business of the Company and ensuring that appropriate procedures are in place for risk management;

●	reviewing, approving and monitoring annual operating plans and budgets;

●	mandating a culture of corporate social responsibility, ethics and integrity including satisfying itself as to the integrity of the executive officers of the Company and that those executive officers create a culture of integrity throughout the organization;

●	providing for succession planning, including the appointment, training and supervision of management;

●	monitoring financial reporting, including the adequacy of internal controls and management information systems;

●	supervising corporate disclosure and communications;

●	adopting measures for receiving feedback from stakeholders; and

●	adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity

.

2.2	The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and will supervise such senior officers.

2.3	The Board may delegate certain matters within its scope of responsibility to Board committees, presently consisting of the Audit Committee and CGC Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

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3.	STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT

3.1	The Board will adopt a strategic planning process to establish objectives and goals for the Company’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

3.2	The Board, in conjunction with management, will identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

4.	CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

4.1	The Board will provide leadership to the Company in support of its commitment to Corporate Social Responsibility, set the ethical tone for the Company and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management of the Company and all of its subsidiaries and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

5.	SUCCESSION PLANNING, APPOINTMENT, SUPERVISION AND COMPENSATION

5.1	The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of the Company and its subsidiaries, and will also approve the compensation of the Chief Executive Officer and the other senior officers of the Company and its subsidiaries.

6.	DELEGATIONS AND APPROVAL AUTHORITIES

6.1	The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of the Company. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

7.	MONITORING OF FINANCIAL REPORTING AND MANAGEMENT

7.1	The Board will approve all regulatory filings, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and all capital investments, equity financings, borrowings and all annual operating plans and budgets.

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7.2	The Board will adopt procedures to ensure the integrity of internal controls and management information systems for the Company and all of its subsidiaries to ensure compliance with all applicable laws, rules and regulations, and to prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, fraud against the Company or any of its subsidiaries and violations of its code of business conduct and ethics.

8.	CORPORATE DISCLOSURE AND COMMUNICATIONS

8.1	The Board will ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company’s securities are listed. In addition, the Board will adopt procedures to ensure the Board receives feedback from security holders on material issues.

9.	REVIEW OF MANDATE

9.1	The Board will annually review and assess the adequacy of this Mandate.

Approval Date:	February 13, 2019

Approved by:	Board of Directors

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